Exhibit 2.1

ExecutionVersion

AGREEMENT AND PLAN OF MERGER

dated as of

October 13, 2017

by and among

ARAMARK SERVICES, INC.,

CAPITAL MERGER SUB, LLC,

AVENDRA, LLC

and

THE HOLDER REPRESENTATIVE

(AS DEFINED HEREIN)

i

ANNEXES

Annex A – Form of Founder Commercial Agreement

Annex B – Certificate of Merger

Annex C – Form of Letter of Transmittal

Annex D – Form of Escrow Agreement

Annex E – Form of Merger Consent

Annex F – Form of Founder Non-Solicitation Agreement

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 13, 2017, is entered into by and among Aramark Services, Inc., a Delaware corporation (“Buyer”), Capital Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Buyer (“Merger Sub”), Avendra, LLC, a Delaware limited liability company (the “Company”) and Marriott International, Inc., a Delaware corporation, solely in its capacity as the Holder Representative (as defined herein).

RECITALS

WHEREAS, the Board of Directors of Buyer, the sole member of Merger Sub and the Board of Managers of the Company have approved and declared advisable the Merger (defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “Act”);

WHEREAS, the Board of Directors of Buyer and the Board of Managers of the Company have determined that the Merger is in the best interest of their stockholders or members, as applicable;

WHEREAS, this Agreement will be adopted, and the transactions contemplated hereby will be approved, in accordance with the Act and the Company’s certificate of formation and the Company LLC Agreement (as defined below), by the written consent of holders of at least a majority of the Company Ownership Interests by delivery of the Merger Consent, as promptly as practicable and in no event later than 5.00 p.m. ET on the first Business Day after the date of this Agreement; and

WHEREAS, as a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, each Founder Customer has entered into a new customer agreement with the Company, effective at the Closing (as defined below), in the form attached hereto as Annex A (each, a “Founder Commercial Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Buyer, Merger Sub and the Company agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Accor” means Accor S.A., a company organized under the laws of France.

“Accounting Firm” has the meaning specified in Section 3.6(d).

“Acquisition Transaction” has the meaning specified in Section 8.6.

“Act” has the meaning specified in the Recitals above.

“Action” means any claim, action, suit, audit, litigation, assessment or arbitration, or any proceeding or investigation or similar matter, by or before any Governmental Authority.

“Adjustment Amount” means an amount (which may be a positive or negative number) equal to (i) the Merger Consideration as finally determined pursuant to Section 3.6 minus (ii) the Initial Merger Consideration as set forth on the Estimated Closing Statement.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (i) no Company Member or its Affiliates shall be deemed an Affiliate of the Company or its Subsidiaries, and (ii) following the Closing, Affiliates of Buyer shall include the Company and its Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“Allocation” has the meaning specified in Section 8.4(h).

“Alternative Financing” has the meaning specified in Section 8.5(b).

“Alternative Financing Commitment Letter” has the meaning specified in Section 8.5(b).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby, including any so-called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition by any Antitrust Authorities.

“Audited Financial Statements” has the meaning specified in Section 4.8.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Buyer” has the meaning specified in the preamble hereto.

“Buyer Cure Period” has the meaning specified in Section 10.1(c).

“Certificate of Merger” has the meaning specified in Section 2.1(a).

“Charges” has the meaning specified in Section 11.18(d).

“Closing” has the meaning specified in Section 2.3.

“Closing Cash Amount” means the aggregate amount of cash and cash equivalents and deposits required to be reflected as cash and cash equivalents and deposits on a consolidated balance sheet of the Company and its Subsidiaries calculated as of 12:01 a.m. (New York time) on the Closing Date in accordance with GAAP, consistently applied as applied in the preparation of the Reference Balance Sheet, net of issued but un-cleared checks and drafts, without giving effect to the consummation of the Merger, any payments of cash in respect of the Merger Consideration, any repayment of the Closing Debt Amount or any other indebtedness of the Company and its Subsidiaries after 12:01 a.m. (New York time) on the Closing Date or any financing transactions in connection with the transactions contemplated hereby after 12:01 a.m. (New York time) on the Closing Date.

“Closing Date” has the meaning specified in Section 2.3.

“Closing Date Company Unit Consideration” has the meaning specified in Section 3.1.

“Closing Debt Amount” means Debt calculated as of 12:01 a.m. (New York time) on the Closing Date and as if such obligations would be fully satisfied immediately following the time of such determination.

“Closing Net Working Capital” means Net Working Capital as of 12:01 a.m. (New York time) on the Closing Date, determined in accordance with the definition of Net Working Capital.

“Closing Transaction Expenses” means, to the extent remaining unpaid as of 12:01 a.m. (New York time) on the Closing Date, the fees, costs, commissions and expenses incurred, payable or reimbursable by the Company or any of its Subsidiaries or by or on behalf of the Pre-Closing Holders, the Holder Representative or their respective Affiliates (in each case to the extent such amounts are a liability of the Company or any of its Subsidiaries) in connection with the preparation, negotiation or execution of this Agreement and the consummation or performance of any of the transactions contemplated by this Agreement, the Escrow Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, including (i) the fees and expenses payable by the Company or any of its Subsidiaries to any brokers, financial advisors and outside attorneys engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (ii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to outside accountants or other advisors, which fees and expenses were incurred in connection with this Agreement and the transactions contemplated hereby and thereby, (iii) any portion of fees and expenses that the Company is responsible for paying pursuant to Section 11.6 and (iv) any success, change of control, retention, “single trigger” severance or other transaction bonuses, discretionary or special bonuses (other than accelerated payments of amounts that were deferred pursuant to any deferred compensation plan of the Company, which payments will be accelerated pursuant to the terms of such plans as in effect as of the date of this Agreement) payable to any Person, in each case solely if such payments arise, are triggered by, or are payable by either the

Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement (and not any termination, action constituting “good reason” or similar action by Buyer after the Closing), and the employer portion of any Taxes associated with the payments set forth in this clause (iv), but excluding for purposes of this definition (x) any portion of fees and expenses incurred by the Company or any of the Company’s Subsidiaries that Buyer is responsible for paying pursuant to Section 7.1, Section 8.7(f) or Section 11.6 and (y) any payments to be made to the Founders or their Affiliates in the ordinary course of business pursuant to Contracts in effect as of the date thereof, including under any Founder Commercial Agreement.

“ClubCorp” means ClubCorp Aven Holdings, Inc., a Delaware corporation.

“ClubCorp Parent” means ClubCorp Holdings, Inc., a Nevada corporation.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company 401(k) Plan” has the meaning specified in Section 7.2(d).

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Cure Period” has the meaning specified in Section 10.1(b).

“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of March 31, 2001, as amended.

“Company Members” means Pre-Closing Holders holding Company Ownership Interests immediately prior to the Effective Time.

“Company Ownership Interests” means the Percentage Interests (as such term is defined in the Company LLC Agreement).

“Company Unit Consideration” means (i) the Merger Consideration (as finally determined in accordance with Section 3.6) minus (ii) the UAR Payment Amount plus (iii) any portion of the Escrow Amount payable pursuant to Section 3.7(a)(i) plus (iv) any portion of the Holder Representative Holdback Balance payable pursuant to Section 11.18(e).

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Constituent Companies” has the meaning specified in Section 2.1(a).

“Continuing Employee” has the meaning specified in Section 7.2(a).

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, bond, instrument, mortgage, binding commitment, sales order, purchase order or similar agreement.

“Credit Agreement” means the Credit Agreement, entered into as of September 30, 2015, by and between the Company and Wells Fargo Bank, National Association, as amended.

“Current Representation” has the meaning specified in Section 11.17(a).

“Debt” means (i) any indebtedness of the Company or any of its Subsidiaries for borrowed money, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn), (iv) all obligations for the deferred purchase price of property or services in respect of which the Company or its Subsidiaries are liable, contingently or otherwise (including “earn-outs” and “seller notes” payable with respect to the acquisition of any business, assets or securities), (v) all obligations related to the profit sharing plans of the Company or its Subsidiaries; (vi) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP and (vii) any indebtedness of a Person of a type that is referred to in clauses (i) through (vi) above and which is guaranteed by the Company or any of its Subsidiaries, in each case of clauses (i) through (vi) above, (A) including any accrued but unpaid interest thereon and other payment obligations thereon (including any prepayment premiums, breakage costs and other related fees or liabilities payable as a result of the prepayment thereof upon the consummation of the transactions contemplated by this Agreement) and (B) excluding any such items to the extent existing solely between or among the Company and its Subsidiaries.

“Debt Commitment Letter” has the meaning specified in Section 5.6(b).

“Debt Financing” means any third party debt financing incurred by the Buyer or its Affiliates for the purpose of financing, directly or indirectly, the aggregate Merger Consideration, any repayment or refinancing of Debt of the Company and its Subsidiaries contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Buyer or its Affiliates.

“Debt Financing Sources” means any entity (other than Buyer or any of its Affiliates) that has committed to provide, underwrite or arrange or act as an administrative or facility agent in respect of all or any part of the Debt Financing in connection with the Merger or other transactions contemplated by this Agreement, including any arranger, agent, lender or investor that is a party to any commitment letter, engagement letter, joinder agreement, purchase agreement, indenture, credit agreement or other definitive agreement entered into pursuant thereto or relating thereto, together with its Affiliates, and its and their respective Representatives.

“Designated Person” has the meaning specified in Section 11.17(a).

“Dispute Resolution Procedure” has the meaning specified in Section 3.6(d).

“Distribution Waterfall” means a schedule setting forth (i) the UAR Payment Amount and (ii) for each Pre-Closing Holder, based on the Estimated Per Interest Payment Amount for each Company Ownership Interest and Unit Appreciation Right held by such Person immediately prior to the Effective Time, the portion of the Closing Date Company Unit Consideration or UAR Payment Amount, as applicable, payable with respect to such Person in connection with the Closing, both in the aggregate and separated between (a) the portion of Closing Date Company Unit Consideration attributable to Company Ownership Percentages held by such Person immediately prior to the Effective Time and (b) the portion of the UAR Payment Amount attributable to Unit Appreciation Rights held by such Person immediately prior to the Effective Time. An illustrative example of the Distribution Waterfall (giving effect to an illustrative Merger Consideration equal to the Headline Price) is set forth on Schedule 1.1(a).

“Effective Time” has the meaning specified in Section 2.3.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials or the protection of the environment.

“Equity Interests” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, preemptive rights, puts, calls, stock based performance units and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exchangeable for, exercisable for or related to any of the foregoing.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any corporation, trade or business (whether or not incorporated) which is treated with the Company as a single employer within the meaning of Section 414 of the Code.

“Escrow Account” has the meaning specified in Section 3.4(d).

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” has the meaning specified in Section 3.4(d).

“Escrow Amount” means an amount equal to $10,000,000.

“Estimated Closing Cash Amount” has the meaning specified in Section 3.3.

“Estimated Closing Debt Amount” has the meaning specified in Section 3.3.

“Estimated Closing Net Working Capital” has the meaning specified in Section 3.3.

“Estimated Closing Transaction Expenses” has the meaning specified in Section 3.3.

“Estimated Closing Statement” has the meaning specified in Section 3.3.

“Estimated Per Interest Payment Amount” has the meaning specified in Section 3.3.

“Excluded Equity Interests” has the meaning specified in Section 3.2(d).

“Fairmont” means Fairmont Hotels & Resorts (U.S.) Inc., a Delaware corporation.

“Final Closing Statement” has the meaning specified in Section 3.6(e).

“Final Determination Date” has the meaning specified in Section 3.6(e).

“Financial Statements” has the meaning specified in Section 4.8.

“Financing Agreements” has the meaning specified in Section 8.5(a).

“Founder” means each of MI Procurement, HT-Avendra, Six Continents, ClubCorp and Fairmont.

“Founder Commercial Agreement” has the meaning specified in the recitals above.

“Founder Customer” means each of Marriott, Hyatt, ClubCorp Parent and Accor or a Subsidiary of each such entity and party to a Founder Commercial Agreement.

“Fraud” means, with respect to any person, the intentional misrepresentation of material fact by such person in the making of the representations and warranties expressly set forth in Article IV of this Agreement with respect to the Company or expressly set forth in Article V of this Agreement with respect to Buyer or Merger Sub or in any certificate to be delivered pursuant to Article IX that constitutes common law fraud under Delaware law (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

“Funded Debt” means Debt with respect to all obligations of the Company and its Subsidiaries for borrowed money under the Credit Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, official, political subdivision, department, board, bureau, agency or instrumentality, court or tribunal and any self-regulatory organization (including any securities exchange) or any arbitrational tribunal.

“Governmental Order” means any order, judgment, ruling, citation, summons, notice, demand, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any substance, material or waste that is listed, classified or regulated by a Governmental Authority as a “toxic substance,” “hazardous substance,” “hazardous material,” “pollutant,” “contaminant” or any term of similar meaning, in relation to protection of human health or the environment.

“Headline Price” means $1,350,000,000.

“Holder Representative” means Marriott International, Inc., a Delaware corporation, solely in its capacity as the representative, agent, proxy and attorney-in-fact for the Pre-Closing Holders for all purposes under this Agreement pursuant to Section 11.18.

“Holder Representative Holdback Amount” means $500,000.

“Holder Representative Holdback Balance” has the meaning specified in Section 11.18(e).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HT-Avendra” means HT-Avendra, L.L.C., a Delaware limited liability company.

“Hyatt” means Hyatt Hotels Corporation, a Delaware corporation.

“Indemnification Obligation” has the meaning specified in Section 7.1(c).

“Indemnified Person” has the meaning specified in Section 7.1(c).

“Initial Merger Consideration” means an amount equal to (i) the Headline Price plus (ii) the Estimated Closing Cash Amount minus (iii) the Estimated Closing Debt Amount plus (iv) the Estimated Closing Net Working Capital minus (v) Target Net Working Capital minus (vi) the Estimated Closing Transaction Expenses.

“Intellectual Property” means all worldwide intellectual property rights, including any of the following: (i) patents, patent applications, methods, and processes; (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) trade secrets, know-how and other proprietary rights and (v) Internet domain names, URLs, social media accounts and identifiers.

“Interim Financial Statements” has the meaning specified in Section 4.8.

“IT Assets” means all computers, computer software, firmware, middleware, servers, networks, websites, mobile applications, workstations, routers, hubs, switches, data communications lines, and all other information technology and related equipment, and all associated documentation.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries.

“Letter of Transmittal” has the meaning specified in Section 3.5(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, adverse ownership interest, adverse right or claim or other lien of any kind.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which Buyer shall have all of the Required Information; provided that (i) each of November 22 and November 24, 2017 shall not be included as a Business Day for the purposes of calculating the Marketing Period and (ii) if the Marketing Period has not ended on or prior to December 22, 2017, then the Marketing Period shall commence no earlier than January 3, 2018; provided, further, that, the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, either (a) KPMG LLP shall have withdrawn its audit opinion with respect to any Audited Financial Statements included in the Required Information (in which case the Marketing Period shall be deemed to commence when a new unqualified audit opinion is issued with respect to the consolidated Audited Financial Statements of the Company for the applicable periods by KPMG LLP or another independent public accounting firm reasonably acceptable to Buyer) or (b) the Company determines or is actively contemplating to restate any of the financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until (x) such restatement has been completed and the applicable financial statements have been amended or (y) the Company has publicly announced or informed Buyer that it has concluded that no restatement shall be required (each of clause (a) and (b), a “Marketing Period Triggering Event”).

“Marketing Period Triggering Event” has the meaning specified in the definition of “Marketing Period.”

“Marriott” means Marriott International, Inc., a Delaware corporation.

“Material Adverse Effect” means, (i) with respect to the Company, any change, effect, occurrence or event that, individually or together with other changes, effects, occurrences or events, has a material adverse effect on (A) the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (B) the ability of the Company or its Subsidiaries, in a timely manner, to enter into this Agreement, to perform their obligations under, or to consummate the transactions contemplated by, this Agreement; provided, however, that, solely for purposes of the foregoing clause (A), in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof, in each case after the date hereof; (b) general economic, political, regulatory or business conditions or changes therein (including commencement, continuation or escalation of war, armed hostilities or national or international calamity); (c) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein; (d) seasonal fluctuations in the business of the Company and its Subsidiaries; (e) any change generally affecting the industries in which the Company and its Subsidiaries operate; (f) the entry into or announcement of this Agreement, the pendency or consummation of the transactions contemplated hereby or the performance of this Agreement; (g) the taking of any action (or the omission of any action) expressly required by this Agreement; (h) any act of God or natural disaster; (i) any acts of terrorism or change in geopolitical conditions; or (j) any failure of the Company and its Subsidiaries to meet any projections or forecasts (provided that clause (i) shall not prevent a determination that any change, effect, occurrence or event underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change, effect, occurrence or event is not otherwise excluded from this definition of Material Adverse Effect)); or (j) any matter to which Buyer has expressly consented in writing or hereafter expressly consents in writing; provided, further, that except in the case of the foregoing clauses (a), (b), (c), (e), (h) and (i), to the extent that such matters materially and disproportionately impact the Company and its Subsidiaries (taken as a whole) relative to other businesses in the industries in which the Company and its Subsidiaries operate, and (ii) with respect to Buyer or Merger Sub, a material adverse effect on the ability of Buyer or Merger Sub, in a timely manner, to enter into this Agreement, to perform its obligations under, or to consummate the transactions contemplated by, this Agreement. “Merger” has the meaning specified in Section 2.1(a).

“Merger Consent” has the meaning specified in Section 8.2.

“Merger Consideration” means an amount equal to (i) the Headline Price plus (ii) the Closing Cash Amount minus (iii) the Closing Debt Amount plus (iv) the Closing Net Working Capital minus (v) Target Net Working Capital minus (vi) Closing Transaction Expenses.

“Merger Sub” has the meaning specified in the preamble hereto.

“MI Procurement” means MI Procurement Holdings, LLC, a Delaware limited liability company.

“Multiemployer Plan” has the meaning specified in Section 4.13(d).

“Net Working Capital” means the amount (which may be a positive or negative number) equal to (i) the aggregate amount of the current asset line items and security deposits of the Company and its Subsidiaries set forth on Schedule 1.1(c) minus (ii) the aggregate amount of the current liability line items of the Company and its Subsidiaries set forth on Schedule 1.1(c), in each case, determined in accordance with GAAP, consistently applied, and (to the extent consistent with GAAP) calculated in accordance with the principles used to prepare the Reference Balance Sheet. Net Working Capital shall exclude all assets and liabilities solely between or among the Company and any of its Subsidiaries, the Closing Cash Amount, all liabilities constituting Debt, all liabilities constituting Closing Transaction Expenses and the UAR Payment Amount.

“Notice of Disagreement” has the meaning specified in Section 3.6(b).

“Other Indemnitors” has the meaning specified in Section 7.1(c).

“Party” or “Parties” means the Company, Merger Sub, Buyer and the Holder Representative.

“Pass-Through Tax Matter” has the meaning specified in Section 8.4(e).

“Pass-Through Tax Return” means any income Tax Return filed by or with respect to the Company to the extent that (a) the Company is treated as a pass-through entity for the purposes of such Tax Return and (b) the results of the operations reflected on such Tax Returns are also reflected on the Tax Returns of one or more of the Company Members or the direct or indirect owners of any Company Ownership Interests.

“Payoff Letter” means a written statement in customary form from the lender under the Credit Agreement setting forth the amount required to satisfy all Funded Debt (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of the Funded Debt on the Closing Date), accompanied by (i) a customary statement that, (A) if such aggregate amount is paid to such lender (or the agent therefor) on the Closing Date, such Funded Debt shall be repaid in full and (B) all Liens securing such Funded Debt (if any) may thereafter be automatically released and terminated, (ii) (A) authorizations to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens or (B) reasonable evidence that arrangements have been made for any such termination statements, terminations and releases to be filed upon the repayment of the Funded Debt and (iii) (A) a customary statement that, upon the receipt of payment of such amount, all tangible collateral (including, without limitation, all equity certificates and related transfers or assignments in blank) securing the obligations under such Funded Debt in possession of each lender or holder (or the agent therefor) with respect thereto shall be promptly delivered to the Company or its designee or (B) reasonable evidence that arrangements have been made for any such tangible collateral to be delivered to the Company or its designee promptly upon the repayment of the Funded Debt.

“Per Interest Payment Amount” means, (i) with respect to any Company Ownership Interest, the amount that would be distributed in respect of such Company Ownership Interest in connection with a Sale of the Company (as such term is defined in the Company LLC Agreement) in accordance with Article V of the Company LLC Agreement upon the consummation of a Sale of the Company (as such term is defined in the Company LLC Agreement) with a distribution amount that is equal to the Company Unit Consideration or (ii) with respect to any Unit Appreciation Right, the amount that would be distributed in respect of such Unit Appreciation Right upon the consummation of a Change in Control (as such term is defined in the UAR Plans) with an aggregate Fair Market Value or Enterprise Value (as such terms are defined in the UAR Plans), as applicable, that is equal to the Initial Merger Consideration (less applicable withholding Taxes).

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, (iii) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that would not reasonably be expected to materially impair the current use or occupancy of such asset in the operation of the business conducted thereon, (iv) Liens of public record that do not materially impair the current use or occupancy of such asset in the operation of the business conducted thereon, (v) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to materially impair the current use or occupancy of such asset in the operation of the business conducted thereon, (vi) with respect to any Leased Real Property, (a) the interests and rights of the respective lessors with respect thereto and (b) any Lien arising under the applicable lease agreement and any ancillary documents thereto, (vii) Liens created by Buyer or its successors and assigns, (viii) Liens disclosed in Schedule 1.1(d), (ix) Liens (other than monetary liens) incurred in the ordinary course of business since the date of the Reference Balance Sheet that would not reasonably be expected to materially impair the current use or occupancy of such asset in the operation of the business conducted thereon, (x) licenses to Intellectual Property granted in the ordinary course of business, (xi) Liens securing Funded Debt (to the extent such Liens are released as of the Closing or are required to be released upon consummation of the transactions contemplated hereby under the terms thereof) and (xii) statutory or contractual Liens of lessors.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust, Governmental Authority or other entity of any kind.

“Post-Closing Representation” has the meaning specified in Section 11.17(a).

“Pre-Closing Holders” means all Persons who hold Company Ownership Interests or Unit Appreciation Rights immediately prior to the Effective Time.

“Prior Company Counsel” has the meaning specified in Section 11.17(a).

“Privacy Policies” shall mean all policies relating to personally identifiable, sensitive or regulated information or the operation or security of any IT Assets or data stored therein or processed thereby.

“Proposed Closing Statement” has the meaning specified in Section 3.6(a).

“Reference Balance Sheet” means the most recent balance sheet included in the Financial Statements.

“Remedies Exception” has the meaning specified in Section 4.3.

“Replacement Financing” has the meaning specified in Section 8.5(c).

“Representatives” means, with respect to any Person, the officers, directors, employees, counsel, accountants, representatives, agents, members, managers, general or limited partners, shareholders, equity holders, controlling persons, successors and assigns, in each case, of such Person.

“Required Information” means (i) the Audited Financial Statements and any other audited consolidated balance sheets and the related audited statements of operations and comprehensive income of the Company for the three (3) most recently completed fiscal years ended at least ninety (90) calendar days before the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period) and (ii) the Interim Financial Statements and any other unaudited consolidated balance sheets and related statements of operations, comprehensive income and cash flows of the Company for each subsequent fiscal quarter (other than the fourth fiscal quarter of the Company’s fiscal year) ended at least 45 calendar days prior to the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period).

“Review Period” has the meaning specified in Section 3.6(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Six Continents” means Six Continents Hotels, Inc., f/k/a Bass Hotels & Resorts, Inc., a Delaware corporation.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person, or with respect to which the applicable Person has the ability, directly or indirectly, to elect, appoint or designate the majority of the board of directors or equivalent governing body thereof.

“Surviving Company” has the meaning specified in Section 2.1(b).

“Target Net Working Capital” means $7,684,969.

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other tax, charge, duty or similar assessment in the nature of a tax, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, customs, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, or addition imposed by any Governmental Authority with respect thereto.

“Terminating Buyer Breach” has the meaning specified in Section 10.1(c).

“Terminating Company Breach” has the meaning specified in Section 10.1(b).

“Termination Date” has the meaning specified in Section 10.1(b).

“Top Customers” means the 20 largest customers of the Company and its Subsidiaries (excluding the Founder Customers), measured by dollar value of aggregate customer spend by each such customer for the twelve (12) month period ending on the date of the Reference Balance Sheet.

“Top Suppliers” means the 20 largest suppliers that the Company and its Subsidiaries make available to their customers, measured by dollar value of aggregate customer spend through programs or arrangements with such supplier made available by the Company and its Subsidiaries for the twelve (12) month period ending on the date of the Reference Balance Sheet.

“Transfer Taxes” means any and all transfer, documentary, sales, use, court, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees imposed in connection with the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code.

“UAR Payment Amount” means the aggregate amount to be paid in respect of the Unit Appreciation Rights, upon the consummation of a Change in Control (as such term is defined in the UAR Plans) with an aggregate Fair Market Value or an Enterprise Value (as such terms are defined in the UAR Plan), as applicable, that is equal to the Initial Merger Consideration, plus the employer portion of any employment, payroll, social security, unemployment, withholding or similar Taxes related thereto, which amount shall be set forth in the Distribution Waterfall and in the Updated Distribution Waterfall.

“UAR Plans” means each of the (i) AVENDRA, LLC Unit Appreciation Rights Plan and (ii) AVENDRA, LLC 2012 Unit Appreciation Rights Plan.

“Unit Appreciation Right” means an outstanding unit appreciation right granted under any UAR Plan and applicable grant agreement or notice of grant thereunder.

“Updated Distribution Waterfall” means a schedule setting forth (i) the UAR Payment Amount and (ii) for each Pre-Closing Holder, based on the Per Interest Payment Amount for each Company Ownership Interest and Unit Appreciation Right held by such Person immediately prior to the Effective Time, the portion of the Company Unit Consideration or UAR Payment Amount, as applicable, payable with respect to such Person in connection with the Closing, both in the aggregate and separated between (a) the portion of the Company Unit Consideration attributable to Company Ownership Percentages held by such Person immediately prior to the Effective Time, as finally determined in accordance with Section 3.6, and (b) the portion of the UAR Payment Amount attributable to Unit Appreciation Rights held by such Person immediately prior to the Effective Time.

1.2    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder.

(d)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f)    The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

1.3    Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge (without any implied duty to investigate) of (a) in the case of the Company, the Persons set forth in Schedule 1.3(a), (b) in the case of Buyer and Merger Sub, the Persons set forth in Schedule 1.3(b) and (c) in the case of all other Persons, such Person’s executive officers.

ARTICLE II.

THE MERGER; CLOSING

2.1    The Merger.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Act, Buyer, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Companies”) shall cause Merger Sub to be merged with and into the Company, effective as of the Effective Time, with the Company being the surviving limited liability company (the “Merger”). The Merger shall be consummated at the Effective Time in accordance with this Agreement and evidenced by a certificate of merger relating to the Merger in substantially the form of Annex B (the “Certificate of Merger”).

(b)    Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”), shall continue its organizational existence under the Act as a wholly owned subsidiary of Buyer.

2.2    Effects of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and Section 18-209 of the Act. Without limiting the generality of the foregoing, and subject thereto, the Surviving Company shall thereupon and thereafter possess all of the rights, property, assets, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Companies, and shall become subject to all the debts, liabilities, restrictions, disabilities and duties of each of the Constituent Companies (subject to the provisions of this Agreement).

2.3    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to Section 10.1, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, DC 20004, at 10:00 a.m. (a) on the date which is three (3) Business Days after the date on which all conditions set forth in Section 9.1 shall have been satisfied or, if permissible, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); provided, however, that if such date occurs on or after the twentieth 20th day of any month, the Closing shall occur on the last Business Day of such month; provided, further, that in no event shall the Closing occur prior to December 4, 2017 unless Buyer specifies an earlier date on no less than two (2) Business Days’ prior written notice to the Company; or (b) such other time and place as Buyer and the Company may mutually agree in writing. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article IX (other than conditions which by their terms are required to be satisfied or waived at Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day prior to or during the Marketing Period as may be specified by Buyer on no less than two Business Days’ prior notice to the Company and (ii) the Business Day following the final day of the Marketing Period. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, Buyer, Merger Sub and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant sections of the Act. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Buyer and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4    Certificate of Formation; Limited Liability Company Agreement. At the Effective Time, the certificate of formation of the Company shall remain the certificate of formation of the Surviving Company, until amended in accordance with Law (but subject to Section 7.1). At the Effective Time, the Company LLC Agreement shall be amended and restated to be the limited liability company agreement of Merger Sub, until amended in accordance with Law (but subject to Section 7.1).

2.5    Managers and Officers of the Surviving Company.

(a)    The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

ARTICLE III.

MERGER CONSIDERATION; EFFECTS OF THE MERGER ON THE COMPANY

OWNERSHIP INTERESTS AND UNIT APPRECIATION RIGHTS

3.1    Calculation of the Closing Date Company Unit Consideration. The aggregate consideration to be paid by Buyer to the Pre-Closing Holders on the Closing Date (the “Closing Date Company Unit Consideration”) shall be equal to (i) the Initial Merger Consideration minus (ii) the UAR Payment Amount minus (iii) the Escrow Amount minus (iv) the Holder Representative Holdback Amount.

3.2    Treatment of Company Ownership Interests and Unit Appreciation Rights. The Company shall take or cause to be taken any and all actions necessary such that at the Effective Time, by virtue of the Merger and without any further action on the part of any Party:

(a)    each Company Ownership Interest (other than Excluded Equity Interests) outstanding immediately prior to the Effective Time shall be converted into the right to receive, at such time, subject to the conditions and in the manner provided pursuant to this Agreement, the applicable Per Interest Payment Amount, and by virtue of the Merger, each Company Member is deemed to have withdrawn as a member of the Company as of the Effective Time, and, as of the Effective Time, Buyer shall be the sole member of the Company;

(b)    each outstanding Unit Appreciation Right shall automatically vest as of immediately prior to the Effective Time and shall be converted into the right to receive, at such time, subject to the conditions and in the manner provided pursuant to this Agreement, the applicable Per Interest Payment Amount in full satisfaction of such Unit Appreciation Right;

(c)    each membership interest of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted automatically into and exchanged for one membership interest of the Surviving Company; and

(d)    all Equity Interests of the Company and any rights to acquire any Equity Interests of the Company issued and outstanding immediately prior to the Effective Time and owned by Buyer, Merger Sub or the Company or any direct or indirect Subsidiary of any of them (collectively, the “Excluded Equity Interests”) shall be cancelled and extinguished and no payment or consideration shall be made or delivered with respect thereto.

3.3    Pre-Closing Deliveries. At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer (a) a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail (i) the Company’s good faith estimate of the Closing Cash Amount (the “Estimated Closing Cash Amount”) and the Closing Debt Amount (the “Estimated Closing Debt Amount”), (ii) the Company’s good faith estimate of the Closing

Net Working Capital (the “Estimated Closing Net Working Capital”), (iii) the Company’s good faith estimate of the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”) and (iv) the Company’s good faith estimates of the Initial Merger Consideration, the UAR Payment Amount, the Per Interest Payment Amount (the “Estimated Per Interest Payment Amount”) and the Closing Date Company Unit Consideration; and (b) the Company’s good faith draft of the Distribution Waterfall, which shall be prepared in accordance with the Company LLC Agreement and the UAR Plans. The Estimated Closing Statement shall be prepared in accordance with this Agreement and include reasonable supporting detail of each of the calculations contained therein. Prior to the Closing, and following the delivery of the Estimated Closing Statement by the Company to Buyer, the Company shall consider in good faith any comments to the Estimated Closing Statement reasonably proposed by Buyer and may, in its sole discretion, determine whether to reflect any or all of such comments therein; provided that the Closing shall not be delayed in respect of any such comments proposed by Buyer and in no event shall the proposal of such comments or the delivery of such Estimated Closing Statement be deemed to constitute the agreement of Buyer as to any of the estimated amounts set forth in such Estimated Closing Statement, and in no way shall the delivery of the Estimated Closing Statement or the consummation of the Closing be construed as a waiver by Buyer of its rights under Section 3.6. Notwithstanding anything to the contrary herein, the parties acknowledge and agree, and each Pre-Closing Holder shall acknowledge and agree in such Pre-Closing Holder’s Letter of Transmittal, if applicable, that Buyer shall be entitled to rely on the Company’s calculation of the Closing Date Company Unit Consideration, the Distribution Waterfall and the Estimated Per Interest Payment Amount or UAR Payment Amount payable with respect to each Pre-Closing Holder set forth in the Estimated Closing Statement, as setting forth a true, complete and accurate listing of all items set forth therein and a true, complete and accurate calculation of the amounts to which such Pre-Closing Holders are entitled pursuant to the Company LLC Agreement and the UAR Plans, as in effect as of immediately prior to the Effective Time, in connection with the transactions contemplated by this Agreement, and in no event shall Buyer or any of its Affiliates (including, following the Closing, the Surviving Company and its Subsidiaries) have any liability to the Pre-Closing Holders or to any other Person for the calculation or allocation of any item or amount set forth therein.

3.4    Closing Payments.

(a)    At the Closing, Buyer shall pay, or cause to be paid, on behalf of the Company, to the accounts designated in the Payoff Letter, by wire transfer of immediately available funds, an amount equal to the Funded Debt as of the Closing Date (or such other amount as set forth in the Payoff Letter) owing to the applicable lender parties in accordance with the Payoff Letter. The Company shall deliver the Payoff Letter to Buyer on or prior to the second Business Day prior to the Closing.

(b)    At the Closing, Buyer shall pay, or cause to be paid, to each Pre-Closing Holder (only if such Pre-Closing Holder has duly completed, executed and delivered to Buyer a Letter of Transmittal at least two (2) Business Days prior to the Closing Date), to the account designated in such Pre-Closing Holder’s Letter of Transmittal, the portion of the Closing Date Company Unit Consideration allocated to such Pre-Closing Holder as set forth in the Distribution Waterfall.

(c)    At the Closing, Buyer shall pay, or cause to be paid, to the Company the UAR Payment Amount. The Surviving Company shall thereafter pay to each Pre-Closing Holder its portion of the UAR Payment Amount set forth next to such Pre-Closing Holder’s name in the Distribution Waterfall and via the Surviving Company’s normal payroll practices following the Closing, subject to applicable withholding Taxes.

(d)    At the Closing, Buyer shall deliver, or cause to be delivered, to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount for the Escrow Agent to hold (the “Escrow Account”) and to disburse solely in accordance with the terms of this Agreement and an escrow agreement to be executed at the Closing by Buyer, the Escrow Agent and the Holder Representative in substantially the form attached hereto as Annex D (the “Escrow Agreement”).

(e)    At the Closing, Buyer shall pay, or cause to be paid, to the Holder Representative, by wire transfer of immediately available funds to an account designated in writing by the Holder Representative at least one (1) Business Day prior to the Closing Date, the Holder Representative Holdback Amount.

(f)    At the Closing, pursuant to Section 3.2(c), Buyer shall cause the Company to deliver to Buyer the number of membership interests in the Surviving Company equal to the number of membership units of Merger Sub issued and outstanding and held by Buyer immediately prior to the Effective Time.

(g)    At the Closing, Buyer shall or shall cause the Company to pay, all Estimated Closing Transaction Expenses to the parties owed such amounts.

3.5    Exchange of Company Ownership Interests.

(a)    As promptly as practicable after the date of this Agreement, the Company shall deliver to each Pre-Closing Holder that holds Company Ownership Interests a letter of transmittal in substantially the form attached hereto as Annex C (the “Letter of Transmittal”), to be completed and delivered by each such Pre-Closing Holder to effect (subject to the occurrence of the Closing) the exchange of such Pre-Closing Holder’s Company Ownership Interests (including the surrender of any certificates evidencing such Company Ownership Interests, to the extent applicable) for the payment of the applicable Estimated Per Interest Payment Amount for each Company Ownership Interest surrendered thereby, without any interest thereon. Upon completion and delivery of a duly executed Letter of Transmittal, the Pre-Closing Holder shall be entitled, following the Effective Time, to receive in exchange for each Company Ownership Interest surrendered thereby, an amount equal to the applicable Estimated Per Interest Payment Amount with respect to such Company Ownership Interest, subject to and in accordance with the Distribution Waterfall. With respect to any Pre-Closing Holder that delivers a duly completed and executed Letter of Transmittal (and properly surrenders any certificates, if applicable) at least five (5) Business Days prior to the Closing Date, the Parties shall, to the extent reasonably practicable, cause Buyer to pay or cause to be paid the applicable Estimated Per Interest Payment Amount to such Pre-Closing Holder on the Closing Date for each Company Ownership Interest surrendered by the applicable Letter of Transmittal; otherwise, Buyer will pay or cause to be paid to such Pre-Closing Holder, in accordance with the terms of this Agreement, the applicable

Estimated Per Interest Payment Amount for each Company Ownership Interest surrendered by the applicable Letter of Transmittal no later than five (5) Business Days following receipt of such duly executed and completed Letter of Transmittal (and proper surrender of any certificates, if applicable). Until any such duly executed Letter of Transmittal is delivered (and any applicable certificates surrendered) as contemplated by this Section 3.5, each Company Ownership Interest (other than the Excluded Equity Interests) shall be deemed, from and after the Effective Time, to represent only the right to receive the payment of the consideration set forth in Section 3.2.

(b)    All payments in respect of Company Ownership Interests by Buyer shall be made by check or wire transfer in accordance with the instructions set forth in the applicable Letter of Transmittal.

(c)    If any Company Ownership Interests are not surrendered in accordance with Section 3.5(a) prior to the date that is one (1) year after the Effective Time, any such unclaimed amounts (including interest thereon, if any) shall, to the extent permitted by applicable Law, be delivered to and become the property of the Surviving Company, and may be commingled with the general funds of the Surviving Company, free of interest. Notwithstanding the foregoing, any Pre-Closing Holder who has not previously complied with the provisions of this Section 3.5 shall be entitled to receive, upon demand and compliance with the provisions of this Section 3.5, only from the Surviving Company or Buyer, payment of the aggregate Per Interest Payment Amount to which such Pre-Closing Holder is entitled in respect of its Company Ownership Interests, and may surrender any Company Ownership Interests (including the surrender of any certificates evidencing such Company Ownership Interests, to the extent applicable) to the Surviving Company or Buyer and (subject to applicable abandoned property, escheat and similar Laws) receive in exchange therefor the aggregate Per Interest Payment Amount to which such Pre-Closing Holder is entitled for its Company Ownership Interests, without any interest thereon. None of Buyer, Merger Sub, or the Company shall be liable to any Person for any amount delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(d)    Except as required by Law, no distributions with respect to Equity Interests of the Surviving Company with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Ownership Interest.

(e)    All Merger Consideration paid in respect of the surrender or exchange of Company Ownership Interests in accordance with the terms hereof shall be deemed to be in satisfaction of all rights pertaining to such Company Ownership Interests. If, after the Effective Time, Company Ownership Interests are presented to Buyer or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Section 3.5.

(f)    If any consideration is to be paid to a Person other than the Person in whose name the Company Ownership Interests surrendered in exchange therefor is registered, it shall be a condition to such exchange that the Person requesting such exchange shall deliver all documents reasonably required to evidence and effect such transfer and shall pay to the Surviving Company any transfer or other Taxes payable by the Surviving Company required by reason of the payment of such consideration to a Person other than the registered holder of the Company Ownership Interest so surrendered, or such Person shall establish to the reasonable satisfaction of the Surviving Company that such Tax has been paid or is not applicable.

(g)    Notwithstanding anything in this Agreement to the contrary, if any certificate representing Company Ownership Interests shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Company or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed certificate the consideration payable in respect thereof pursuant to this Agreement.

3.6    Post-Closing Merger Consideration Adjustment and Payments.

(a)    Delivery of Closing Statement. As promptly as practicable, but not later than sixty (60) days after the Closing, Buyer shall deliver to the Holder Representative a written statement (the “Proposed Closing Statement”) setting forth in reasonable detail Buyer’s good faith determination of (i) the Closing Cash Amount, (ii) the Closing Debt Amount, (iii) the Closing Net Working Capital and (iv) the Closing Transaction Expenses, and based on such calculations, Buyer’s proposed calculations of the Merger Consideration and the Adjustment Amount. The Proposed Closing Statement shall be prepared on a basis consistent with the Estimated Closing Statement, provided that, to the extent the Estimated Closing Statement was prepared in a manner inconsistent with this Agreement, the requirements of this Agreement shall control. The Parties agree that the purpose of preparing the Proposed Closing Statement and determining the Closing Cash Amount, the Closing Debt Amount, the Closing Net Working Capital and the Closing Transaction Expenses and the related merger consideration adjustment contemplated by this Section 3.6 is to measure the Closing Cash Amount, the Closing Debt Amount, the Closing Net Working Capital and the Closing Transaction Expenses, in each case, in accordance with the applicable defined terms, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Proposed Closing Statement or determining the Closing Cash Amount, the Closing Debt Amount, the Closing Net Working Capital and the Closing Transaction Expenses, or the resulting calculation of Merger Consideration, provided that, to the extent the Estimated Closing Statement was prepared in a manner inconsistent with this Agreement, the requirements of this Agreement shall control. At the Holder Representative’s reasonable written request, Buyer shall, and shall cause the Company and its Subsidiaries and its and their respective officers, employees, agents and representatives to, provide reasonable assistance during regular business hours to the Holder Representative and its agents in their review of the Proposed Closing Statement and shall provide the Holder Representative and its agents access at reasonable times to the personnel, properties, books and records (including any Tax Returns) of the Company and its Subsidiaries to the extent reasonably necessary for such purpose and for the other purposes set forth in this Section 3.6, subject to execution of any applicable customary access letters required by accountants. The Closing Cash Amount, the Closing Debt Amount, the Closing Net Working Capital and the Closing Transaction Expenses, as finally determined in accordance with this Section 3.6, shall be deemed to be the final and binding calculations of the “Closing Cash Amount”, the “Closing Debt Amount”, the “Closing Net Working Capital” and the “Closing Transaction Expenses” for all purposes of this Section 3.6, including for purposes of calculating the Merger Consideration.

(b)    Notice of Disagreement. In the event the Holder Representative disputes the correctness of the Proposed Closing Statement, the Holder Representative shall notify Buyer in writing of its objections within thirty (30) days after receipt of the Proposed Closing Statement (the “Review Period”) and shall set forth, in writing and in reasonable detail (including the proposed amounts), the reasons for the Holder Representative’s objections (a “Notice of Disagreement”). Any component of the Proposed Closing Statement as to which no objection is raised in the Notice of Disagreement shall be deemed final and binding on the Parties for all purposes of this Section 3.6.

(c)    Initial Method of Resolution. During the fifteen (15) days immediately following the delivery of any Notice of Disagreement, Buyer and the Holder Representative shall seek in good faith to resolve any differences that they may have with respect to any matter specified in such Notice of Disagreement. During such period, Buyer and the Holder Representative and their respective agents shall each have reasonable access to the other Party’s working papers, trial balances and similar materials prepared in connection with the other Party’s preparation of the Proposed Closing Statement and the Notice of Disagreement, as the case may be; provided, that such access will be subject to the execution of any customary applicable access letters required by accountants. The matters set forth in any such written resolution executed by Buyer and the Holder Representative shall be final and binding on the Parties on the date of such written resolution for all purposes of this Section 3.6.

(d)    Dispute Resolution Procedure. If, at the end of such fifteen (15) day period specified in Section 3.6(c) (or such longer period agreed to between Buyer and the Holder Representative), Buyer and the Holder Representative have not been able to resolve, in writing, all differences that they may have with respect to any matter specified in such Notice of Disagreement, Buyer and the Holder Representative shall submit to Ernst & Young or, if such firm is unable to serve in such capacity, to such other nationally recognized independent accounting firm mutually agreed to by Buyer and the Holder Representative (the “Accounting Firm”) for review and resolution of solely those matters specified in such Notice of Disagreement that remain in dispute, and the Accounting Firm shall reach a final, binding resolution of such matters, which final resolution shall be (i) in writing and signed by the Accounting Firm, (ii) within the range of the amount of each item in dispute contested by the Holder Representative and Buyer on an item by item basis, (iii) furnished to Buyer and the Holder Representative as soon as practicable after the items in dispute have been referred to the Accounting Firm, which shall not be more than sixty (60) days after such referral, (iv) made in accordance with the applicable defined terms of the components of Merger Consideration in this Agreement, and (v) conclusive and binding upon the Parties on the date of delivery of such written resolution for all purposes of this Section 3.6, absent fraud, bad faith or manifest error. In acting under this Agreement, the Accounting Firm shall function solely as an expert and not as an arbitrator. Buyer and the Holder Representative agree to execute, if requested by the Accounting Firm, a reasonable engagement letter in customary form. Buyer and the Holder Representative agree to cooperate fully with the Accounting Firm and promptly provide all documents and information reasonably requested by the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The procedure outlined in this Section 3.6(d) is referred to as the “Dispute Resolution Procedure”.

(e)    Final Closing Statement. The Proposed Closing Statement shall become the “Final Closing Statement” on the earlier of (w) the first (1st) day following the end of the Review Period, if a Notice of Disagreement has not been delivered to Buyer by the Holder Representative, (x) the date upon which the Holder Representative acknowledges in writing that it has no objections to the Proposed Closing Statement, (y) the date of resolution of all matters set forth in the Notice of Disagreement pursuant to Section 3.6(c) and (z) the date upon which the Accounting Firm reaches a final, binding resolution of solely those matters specified in any Notice of Disagreement pursuant to Section 3.6(d). The date on which the Proposed Closing Statement shall become the Final Closing Statement pursuant to the immediately foregoing sentence is referred to as the “Final Determination Date”.

(f)    Dispute Resolution Expenses. Buyer and the Holder Representative shall each pay their own costs and expenses incurred in connection with the Dispute Resolution Procedure. The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Buyer and the Holder Representative (for the account of the Pre-Closing Holders) based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of the Holder Representative’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by the Holder Representative (for the account of the Pre-Closing Holders). The Holder Representative shall be reimbursed by the Pre-Closing Holders in accordance with Section 11.18 for any Charges incurred by the Holder Representative under this Section 3.6, including, without limitation, for the reasonable fees and expenses of any accountants, advisors or other representatives engaged by the Holder Representative in connection with the determination of the Final Closing Statement under this Section 3.6 (including, without limitation, any Dispute Resolution Procedure, hereunder).

3.7    Final Adjustment Payment.

(a)    Promptly following the Final Determination Date, and in any event within five (5) Business Days thereof, the Holder Representative shall deliver to Buyer the Updated Distribution Waterfall. No later than the fifth (5th) Business Day following the delivery of the Updated Distribution Waterfall:

(i)    if the Adjustment Amount is positive:

A.    Buyer shall pay to each Pre-Closing Holder of Company Ownership Interests (only if such Pre-Closing Holder has duly completed, executed and delivered to Buyer a Letter of Transmittal at least five (5) Business Days prior to the date of such payment), to the account designated in such Pre-Closing Holder’s Letter of Transmittal, the portion of such Adjustment Amount as set forth in the applicable Updated Distribution Waterfall; provided, that, notwithstanding anything to the contrary in this Agreement, in no event shall the amount payable in respect of the Adjustment Amount pursuant to this Section 3.7(a)(i) exceed the Escrow Amount; and

B.    Buyer and the Holder Representative shall provide a joint written instruction to the Escrow Agent to release the applicable portion of the Escrow Amount to each Pre-Closing Holder of Company Ownership Interests (only if such Pre-Closing Holder has duly completed, executed and delivered to Buyer a Letter of Transmittal at least five (5) Business Days prior to the date of such payment), to the account designated in such Pre-Closing Holder’s Letter of Transmittal, as set forth in the applicable Updated Distribution Waterfall.

(ii)    If the Adjustment Amount is negative, Buyer and the Holder Representative shall provide a joint written instruction to the Escrow Agent instructing the Escrow Agent to (x) release the lesser of the (A) absolute value of the Adjustment Amount and (B) the Escrow Amount, to Buyer from the Escrow Account, and (y) release any portion of the Escrow Amount remaining, following such payment to Buyer pursuant to clause (x) above, to each Pre-Closing Holder of Company Ownership Interests (only if such Pre-Closing Holder has duly completed, executed and delivered to Buyer a Letter of Transmittal at least five (5) Business Days prior to the date of such payment), to the account designated in such Pre-Closing Holder’s Letter of Transmittal, as set forth in the applicable Updated Distribution Waterfall.

(b)    Notwithstanding anything to the contrary in this Agreement, Buyer’s sole recourse for payment of any such negative Adjustment Amount pursuant to Section 3.7(a)(ii) shall be the Escrow Amount, and neither Buyer nor the Surviving Company nor or any of their respective Affiliates shall have any claim against any Pre-Closing Holder or the Holder Representative or any of their respective Affiliates in respect thereof.

(c)    Any amount paid in respect of the Adjustment Amount (whether positive or negative) pursuant to this Article III shall be treated by the Parties as an adjustment to the Merger Consideration for Tax purposes.

3.8    Withholding. Buyer and the Company shall be entitled to deduct and withhold from the consideration otherwise paid or deliverable in connection with the transactions contemplated in this Agreement, to any Person such amounts that Buyer and the Company are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local or foreign Tax Law; provided, however, that Buyer shall use commercially reasonably efforts to notify the Company in writing of any such requirement to deduct or withhold at least ten (10) days before the payment to which such deduction or withholding would apply (other than amounts subject to withholding as compensation). To the extent that amounts are so withheld, and duly deposited with the appropriate Governmental Authority in accordance with applicable Law, by Buyer or the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Buyer or the Company shall promptly deliver to such Person receipts or other evidence of the remittance of such amounts (other than amounts subject to withholding as compensation).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement, the Company represents and warrants to Buyer and Merger Sub as follows:

4.1    Corporate Organization of the Company. The Company has been duly organized and is validly existing as a limited liability company in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The copies of the certificate of formation and Company LLC Agreement of the Company previously made available by the Company to Buyer are true and complete. The Company is duly licensed or qualified and (where applicable) in good standing as a legal entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Company.

4.2    Subsidiaries. The Subsidiaries of the Company, their jurisdiction of incorporation or organization and, for any such Subsidiary which is not wholly-owned, directly or indirectly, by the Company, the percentage interest of the Company in such Subsidiary, are set forth on Schedule 4.2. The Subsidiaries have been duly formed or organized and are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own or lease their properties and to conduct their business as it is now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has previously provided to Buyer true and complete copies of the organizational documents of its Subsidiaries. Each Subsidiary is duly licensed or qualified and (where applicable) in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

4.3    Due Authorization. The Company has all requisite organizational power and authority to execute and deliver this Agreement and (subject to the Merger Consent and the approvals described in Section 4.5) to consummate the transactions contemplated hereby. The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Managers of the Company, and no other organizational proceeding on the part of the Company is necessary to authorize this Agreement (other than the Merger Consent). This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

4.4    No Conflict. Except as set forth on Schedule 4.4, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Schedule 4.5, and except as may result from any facts or circumstances relating solely to Buyer, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby or compliance by the Company with the terms and provisions hereof do not, (a) violate any provision of, or result in the breach of, any applicable Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound, (b) conflict with the certificate of formation, limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries, (c) violate any provision of or result in a breach of any Contract to which the Company or one of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or terminate or result in the termination of any such Contract, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or (d) result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing items set forth in clauses (a), (c) or (d) would not reasonably be expected to have a Material Adverse Effect on the Company.

4.5    Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law; (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company; (c) compliance with any applicable requirements of the Securities Act and any other applicable securities Laws; (d) as otherwise disclosed on Schedule 4.5; and (e) the filing of the Certificate of Merger in accordance with the Act.

4.6    Capitalization of the Company. Schedule 4.6 sets forth, as of the date hereof, a true, correct and complete list of all the issued and outstanding Company Ownership Interests and Unit Appreciation Rights and, in each case, the name of the holder thereof as of the date hereof. With respect to each Unit Appreciation Right, Schedule 4.6 also sets, as of the date hereof, the Base Amount (as such term is defined in the applicable UAR Plan) of such Unit Appreciation Right. All of the issued and outstanding Company Ownership Interests and Unit Appreciation Rights were duly authorized and validly issued and were not issued in violation of any securities Laws or any preemptive rights. Except as set forth on Schedule 4.6, there are no outstanding Equity Interests of the Company, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Ownership Interests, or any other commitments or agreements providing for the issuance of additional Company Ownership Interests or other Equity Interests of the Company, the sale of Company Ownership Interests or other Equity Interests of the Company, or for the repurchase or redemption of Company Ownership Interests or other Equity Interests of the Company, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its Company Ownership Interests or other Equity Interests of the Company.

4.7    Capitalization of Subsidiaries. The outstanding Equity Interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable, if applicable, and were not issued in violation of any securities Laws or any preemptive rights. Except as set forth on Schedule 4.7, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all of the issued and outstanding Equity Interests of such Subsidiaries free and clear of any Liens other than (a) such Liens as may be set forth in the certificate of formation, limited liability company agreement, limited partnership agreement, certificate of incorporation or bylaws, or similar governing documents of such Subsidiary, (b) for any restrictions on sales of securities under applicable securities Laws or (c) Permitted Liens. Except as set forth on Schedule 4.7, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any Equity Interest of such Subsidiaries, any other commitments or agreements providing for the issuance of additional Equity Interests of such Subsidiaries, the sale of Equity Interests of such Subsidiaries, or for the repurchase or redemption of Equity Interests of such Subsidiaries, or any agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Interests. Except for the Equity Interests of the Subsidiaries set forth on Schedule 4.2, none of the Company nor any of its Subsidiaries own any equity, partnership, membership or similar interest in any other Person.

4.8    Financial Statements. Attached as Schedule 4.8 are (a) the audited consolidated balance sheets and statements of operations and comprehensive income, Members’ deficit and cash flows of the Company and its Subsidiaries as of and for the twelve-month periods ended December 31, 2016, 2015 and 2014, together with the auditor’s reports thereon and all related notes and schedules thereto (the “Audited Financial Statements”) and (b) an unaudited consolidated balance sheet and statements of operations and comprehensive income and cash flow of the Company and its Subsidiaries as of and for the six-month period ended June 30, 2017 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 4.8, the Financial Statements were prepared based on the books and records of the Company and its Subsidiaries referenced therein and in accordance with GAAP consistently applied during the periods involved (except for any changes in application noted therein) and present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements and the results of operations, cash flows and change in members’ equity for the respective periods set forth therein, as applicable, in conformity with GAAP (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal year-end adjustments (none of which are material individually or in the aggregate)). The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of accurate financial statements for external purposes in accordance with GAAP.

4.9    Undisclosed Liabilities. To the knowledge of the Company, there is no liability, debt or obligation of or claim against the Company or any of its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts, obligations and claims (a) adequately reflected or reserved for on the Interim Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the Interim Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries consistent with past practice, (c) incurred in connection with the transactions contemplated by this Agreement, (d) disclosed in the Schedules hereto or (e) which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.10    Litigation and Proceedings. Except as set forth on Schedule 4.10, there are no pending or, to the knowledge of the Company, threatened, lawsuits, Actions, suits, claims or other proceedings at law or in equity, outstanding Orders against the Company or any of its Subsidiaries or, to the knowledge of the Company, investigations before or by any Governmental Authority against the Company or any of its Subsidiaries, that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.11    Legal Compliance. Except with respect to (a) matters set forth on Schedule 4.11, and (b) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws and Privacy Policies. No investigation or review by any Governmental Authority concerning any such possible violation of Law is pending or, to the knowledge of the Company, threatened.

4.12    Contracts; No Defaults.

(a)    Schedule 4.12(a) contains a listing of all Contracts described in clauses (i) through (xi) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (other than Company Benefit Plans and Contracts relating to insurance policies set forth on Schedule 4.17). True and complete copies of the Contracts listed on Schedule 4.12(a) have been delivered to or made available to Buyer.

(i)    Any lease of personal property requiring (A) annual rentals of $250,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $500,000 or more, in the case of each of clauses (A) and (B) that cannot be terminated only by the Company or any of its Subsidiaries on not more than one hundred twenty (120) days’ notice without payment by the Company or any of its Subsidiaries of any penalty;

(ii)    Other than any reseller agreements, any agreement for the purchase of materials, supplies, goods, services, equipment or other tangible assets that is reasonably anticipated to result in either (A) annual payments by the Company or any of its Subsidiaries of $500,000 or more or (B) aggregate payments by the Company or any of its Subsidiaries of $1,000,000 or more, in the case of each of clauses (A) and (B) that cannot be terminated only by the Company or any of its Subsidiaries on not more than one hundred twenty (120) days’ notice without payment by the Company or any of its Subsidiaries of any penalty;

(iii)    Any sales, distribution or other similar agreement providing for the sale or license by the Company or any of its Subsidiaries of tangible materials, supplies, goods, equipment or other assets (but excluding services) that is reasonably anticipated to result in payments to the Company or any of its Subsidiaries of $1,000,000 or more in the next twelve (12) months;

(iv)     Each joint venture Contract, profit sharing agreement, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Subsidiaries of the Company) and any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell any Equity Interest or assets of any Person;

(v)    Any note, mortgage, indenture or other obligation or agreement or other Contract or instrument for or relating to indebtedness for borrowed money in excess of $1,000,000, or any guarantee of third party obligations in excess of $1,000,000, or any material letters of credit, performance bonds or other credit support for the Company or any of its Subsidiaries that will need to be replaced at the Closing, or imposing a material Lien on any material assets of the Company or its Subsidiaries, and any Contract restricting the ability of the Company or its Affiliates to incur indebtedness or grants Liens in respect thereof, or make or declare dividends;

(vi)    Each lease, rental or occupancy agreement, real property license and other Contract with respect to the Leased Real Property;

(vii)    Any agreement by its express terms limiting or restraining in any material respect the Company or any of its Affiliates from engaging or competing in any manner, in any location or in any business (including soliciting or hiring of any Person);

(viii)    Each material Contract between the Company or any of its Subsidiaries and a third party relating to material Intellectual Property or IT Assets (provided that listing and delivery is not required for confidentiality agreements, agreements relating to the purchase and ancillary maintenance of IT Assets, employee invention assignment agreements, click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on standard terms to the public generally, in each case with fees less than $1,000,000 per year);

(ix)    Any Contract with a Top Customer or a Top Supplier;

(x)    Any Contract relating to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, purchase price adjustment, retention and buydown obligations, “earn-out” or other contingent obligations) of the Company or any of its Subsidiaries that are still in effect; and

(xi)    Any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure (including pursuant to any joint venture) in excess of $1,000,000.

(b)    Except as set forth on Schedule 4.12(b), all of the Contracts listed pursuant to Section 4.12(a) are (i) in full force and effect, subject to the Remedies Exception, and (ii) represent the valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the valid and binding obligations of the other parties thereto. Except as set forth on Schedule 4.12(b), and except, in each case, where the occurrence of such breach or default would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (x) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (y) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both).

4.13    Company Benefit Plans.

(a)    Schedule 4.13 sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any other plan, policy, Contract or program providing compensation, severance protection or other benefits (including, without limitation, health, welfare, retirement, incentive, change in control or deferred compensation benefits) to any current or former director, officer, individual consultant or employee of the Company or any of its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries or ERISA Affiliates has any current, future or contingent obligation or liability, excluding any plan or program that is sponsored solely by a Governmental Authority (each a “Company Benefit Plan”), in each case, that is material. Notwithstanding the foregoing, no employment agreement need be set forth on Schedule 4.13 if such employment agreement (i) relates to an employee who performs services primarily outside of the United States, (ii) is in all material respects in a form that is identified on Schedule 4.13 and (iii) does not provide any severance or notice period in excess of ninety (90) days or such longer period as may be required by applicable Laws.

(b)    With respect to each Company Benefit Plan, the Company has delivered or made available to Buyer copies of (i) each Company Benefit Plan and trust document, as amended to date, (ii) the most recent summary plan description provided to participants for each Company Benefit Plan for which such summary plan description is required and all summaries of material modifications, (iii) all reports and returns filed with any regulatory agency or other Governmental Authority for the three most recent plan years, including the most recent annual reports on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and (v) all trust agreements, insurance Contracts or other funding arrangements and amendments related to such Company Benefit Plan.

(c)    (i) Each Company Benefit Plan has been administered in all material respects accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been timely made in accordance with the terms of the applicable Company Benefit Plan, all applicable Laws and GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has an application for a determination or opinion letter pending or has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(d)    No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case that is subject to Title IV of ERISA, and neither the Company nor any of its ERISA Affiliates has sponsored, maintained, participated in or been required to contribute to any Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years. Neither the Company nor any ERISA Affiliate has incurred or would reasonably be expected to incur any liability under Title IV of ERISA that has not been paid in full.

(e)     (i) No material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such material actions, suits or claims.

(f)    Except as required by applicable Law, no Company Benefit Plan provides any retiree medical, dental or life insurance benefits to any Person. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code or a “multiple employer plan” within the meaning of Sections 4063, 4064 or 4066 of ERISA. The Company has no obligation to reimburse or otherwise “gross-up” any Person for any Taxes or any interest or penalty related thereto in connection with any Company Benefit Plan.

(g)    Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code complies in both form and operation with the requirements of Section 409A of the Code so that no material amounts paid pursuant to any such Company Benefit Plan are subject to Taxes under Section 409A of the Code.

(h)    None of the Company, any of its Subsidiaries nor any ERISA Affiliate maintains, sponsors or has any liability with respect to any Company Benefit Plan that is subject to the Laws of any jurisdiction outside the United States.

(i)    Except as set forth on Schedule 4.13(i), no Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) would reasonably be expected to: (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any employee, director, officer or independent contractor, (iii) directly or indirectly cause the

Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing.

(j)    No Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) could result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries.

4.14    Labor Relations. Except as set forth on Schedule 4.14, as of the date of this Agreement, (a) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with any labor organization or other representative of any of the employees of the Company or any if its Subsidiaries, nor is any such Contract presently being negotiated; (b) no union authorization proceedings or campaigns have been conducted within the past three (3) years; (c) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect or, to the knowledge of the Company, threatened, and neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past three (3) years; and (d) neither the Company nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three (3) years, nor has the Company or any of its Subsidiaries planned or announced any such action or program for the future.

4.15    Taxes. Except as set forth on Schedule 4.15:

(a)    All material Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been filed.

(b)    The Company and its Subsidiaries have paid all material Taxes which are due and payable by them.

(c)    All material Taxes required by Law to be withheld by the Company and its Subsidiaries have been withheld and paid over to the appropriate Governmental Authority.

(d)    No deficiency for any material Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied, settled or withdrawn. No audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes due from the Company or any of its Subsidiaries. There are no Liens (other than Permitted Liens) for Taxes on any of the assets of the Company or any of its Subsidiaries.

(e)    There are no Tax indemnification or Tax sharing agreements under which the Company or any of its Subsidiaries would reasonably be expected to be liable after the Closing Date for a material Tax liability of any Person that is neither the Company nor any of its Subsidiaries, other than commercial Contracts that do not relate primarily to Taxes.

(f)    Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations and that has not been disclosed in the relevant Tax Return of the Company or the relevant Subsidiary.

(g)    The Company is and always has been properly characterized as a partnership or disregarded entity under Treasury Regulation Section 301.7701-3 for United States federal income Tax purposes. Each of the Company’s Subsidiaries (other than Avendra Canada, Inc.) is properly characterized as a disregarded entity under Treasury Regulation Section 301.7701-3 for United States federal income Tax purposes and always has been properly characterized as a partnership or disregarded entity under Treasury Regulation Section 301.7701-3 for United States federal income Tax purposes.

(h)    Except as disclosed on Schedule 4.15(h), neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, joint, unitary, combined or similar Tax Return.    Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i)    Neither the Company nor any of its Subsidiaries has received within the past three (3) years any written claim by a Governmental Authority in a jurisdiction where such Person does not file Tax Returns to the effect that that such Person is or may be subject to taxation in that jurisdiction.

Nothing in this Section 4.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to any Tax positions that Buyer or any of its Affiliates (including the Company and its Subsidiaries) may take in or in respect of a Tax period (or portion thereof) beginning after the Closing Date. Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in Section 4.13 and this Section 4.15 shall be the only representations or warranties in this Agreement with respect to Tax matters.

4.16    Brokers’ Fees. Except as set forth on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Buyer, the Company or any of its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries, the Founders or any of their respective Affiliates.

4.17    Insurance. Schedule 4.17 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True and complete copies of such insurance policies have been made available to Buyer. Except as set forth in Schedule 4.17, (a) none of the Company or any of its Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying coverage thereunder, and (b) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect as of the date hereof and all premiums on such insurance policies due and payable as of the date hereof have been paid.

4.18    Licenses, Permits and Authorizations. Except as set forth on Schedule 4.18, and except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries have obtained all of the material business licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted and all such business licenses, approvals, consents, registrations and permits are valid and in full force and effect. There are no material Actions pending or, to the knowledge of the Company, threatened which would reasonably be expected to result in the revocation or termination of any such business license, approval, consent, registration or permit that is material to the conduct the business of the Company and its Subsidiaries as currently conducted. The Company and each of its Subsidiaries is in compliance with all such business licenses, approvals, consents, registrations and permits, except for possible failures to be so in compliance that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

4.19    Machinery, Equipment and Other Tangible Property. Except as set forth on Schedule 4.19, the Company or one of its Subsidiaries owns and has good and marketable title to all material machinery, equipment and other tangible property and assets reflected as owned on the Reference Balance Sheet and good leasehold title to all material machinery, equipment and other tangible property and assets reflected as leased on the Reference Balance Sheet, free and clear of all Liens other than Permitted Liens. The material machinery, equipment and other tangible property owned or leased by the Company and its Subsidiaries, taken as a whole, is in all material respects in good working order and condition, ordinary wear and tear excepted.

4.20    Real Property.

(a)    Except as set forth on Schedule 4.20(a) or except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, (i) the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to the Remedies Exception and any Permitted Liens and (ii) neither the Company nor any Subsidiary has received any written notice from any lessor of such Leased Real Property of, nor does the Company or any Subsidiary have knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a material default by the party that is the lessee or lessor of such Leased Real Property.

(b)    Other than customer locations at which various employees are located, the Leased Real Property set forth on Schedule 4.20(b) comprises all real property used in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(c)    Neither the Company nor any of its Subsidiaries owns any real property.

4.21    Intellectual Property.

(a)    Schedule 4.21 lists each material patent, trademark, service mark, copyright, or Internet domain name, URL or social media account owned by the Company or any of its Subsidiaries as of the date of this Agreement for which applications have been filed or for which trademark, service mark or copyright registrations or issued patents have been obtained, whether in the United States or internationally as of the date of this Agreement and which applications are pending and which registrations or issued patents are subsisting as of the date of this Agreement. The Company and its Subsidiaries exclusively own all material Intellectual Property that is proprietary to the Company and its Subsidiaries, free and clear of all Liens, and except as set forth on Schedule 4.21, the Company or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission, all Intellectual Property used in the operation of the business of the Company and its Subsidiaries, as presently conducted, except where the failure to have such rights would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(b)    Except as set forth on Schedule 4.21, or except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property other than patents (and to the knowledge of the Company, patents) of any Person. Except as set forth in Schedule 4.21, the Company and its Subsidiaries have not received from any Person since January 1, 2015 any written notice, charge, complaint, claim or other written assertion (including cease and desist letters and invitations to take a patent license) of any infringement, violation or misappropriation of any Intellectual Property of any Person. This Section 4.21(b) provides the sole and exclusive representations and warranties of the Company in respect of any infringement, violation or misappropriation of any Intellectual Property of any other Person.

(c)    To the knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. Within the past twelve months, neither the Company nor any of its Subsidiaries has sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert any Action against any Person involving or relating to any Intellectual Property of the Company.

(d)    The Company and its Subsidiaries take all reasonable actions to maintain and protect the integrity, security and operation of the material IT Assets used in their business, and, as of the date of this Agreement, except as set forth on Schedule 4.21(d), there have been no breaches or unauthorized uses of personally identifiable, sensitive or regulated information stored in or processed by such IT Assets that reasonably would be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

4.22    Environmental Matters. Except as set forth on Schedule 4.22, the Company and its Subsidiaries are in substantial compliance with all Environmental Laws. Except as set forth on Schedule 4.22, the Company and its Subsidiaries hold all material licenses, approvals, consents, registrations and permits required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, and all such licenses, approvals, consents, registrations and permits are valid and in full force and effect. Except as set forth on Schedule 4.22, there are no written claims or notices of violation pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging material violations of or material liability under any Environmental Law. Except as set forth on Schedule 4.22, there has been no release or disposal of any Hazardous Materials by the Company or any of its Subsidiaries at any location, and to the knowledge of the Company, Hazardous Materials are not present at the Leased Real Property or any location for which the Company or any of its Subsidiaries would be liable in amounts or concentrations that reasonably would be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. This Section 4.22 and Section 4.10 provide the sole and exclusive representations and warranties of the Company in respect of any and all matters arising under Environmental Laws.

4.23    Absence of Certain Changes. Except as set forth on Schedule 4.23, from the date of the Reference Balance Sheet through the date hereof, (a) there has not been, nor has there been any event or occurrence that could reasonably be expected to result in, any Material Adverse Effect on the Company, (b) except as expressly contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and (c) neither the Company nor its subsidiaries have taken or agreed to take any action which, if taken after the date hereof, would have required the consent of Buyer pursuant to Sections 6.1(a)(i), 6.1(a)(ii), 6.1(a)(iv), 6.1(a)(x), 6.1(a)(xi), or 6.1(a)(xiii).

4.24    Affiliate Matters. Except (a) as set forth on Schedule 4.24, (b) for Contracts relating to Company Benefit Plans, (c) for Contracts between or among the Company and its Subsidiaries and (d) for Contracts between the Company or any of its Subsidiaries, on one hand, and any Founder or any of their respective Affiliates, on the other hand, entered into in the ordinary course of business consistent with past practice on arms-length terms, including without limitation, any customer Contracts between such parties, none of the Company or any of its Subsidiaries is party to any Contract with any (i) present or former officer or director of the Company or any of its Subsidiaries or (ii) any holder of Company Ownership Interests or Unit Appreciation Right or any Affiliate of the Company.

4.25    Anti-Bribery. In the past five years, none of the Company or any of its Subsidiaries nor any of their respective current or former directors, officers, employees, agents or other Persons acting on behalf of the Company or its Subsidiaries, has on behalf of the Company or its Subsidiaries or in connection with any of the Company’s or its Subsidiaries’ business: (a) used any Company or Subsidiary funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials from Company or Subsidiary funds; (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payments of any nature; or (d) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended. None of the Company or any of its Subsidiaries have violated any applicable trade controls, anti-money laundering or anti-terrorism Law or any economic sanctions laws administered by the United State Treasury’s Office of Foreign Assets Control.

4.26    No Additional Representation or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives has made, or is making, any representation or warranty whatsoever to Buyer or Merger Sub or their Affiliates, oral or written, express or implied, and the Company hereby disclaims any such other representations and warranties, and, except as provided in this Article IV or in the case of Fraud, neither the Company nor any of its Affiliates, nor any of their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives shall be liable in respect of the accuracy or completeness of any information provided to Buyer or Merger Sub or their Affiliates.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as follows:

5.1    Corporate Organization. Each of Buyer and Merger Sub has been duly organized and is validly existing as a corporation and limited liability company, as applicable, in good standing under the Laws of the State of Delaware and has the organizational power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Each of Buyer and Merger Sub is duly licensed or qualified and (where applicable) in good standing as a foreign legal entity in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub. Buyer owns, beneficially and of record, all of the outstanding Equity Interests of Merger Sub, free and clear of all Liens.

5.2    Due Authorization. Each of Buyer and Merger Sub has all requisite organizational power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer and sole member of Merger Sub, and no other organizational proceeding on the part of Buyer or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Buyer in its capacity as the sole member of Merger Sub, which adoption will occur immediately following execution of this Agreement by Merger Sub). This Agreement has been duly and validly executed and delivered by each of Buyer and Merger Sub and (assuming this Agreement constitutes a legal, valid and binding obligation of the Company) this Agreement constitutes a legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to the Remedies Exception.

5.3    No Conflict. Except as set forth on Schedule 5.3, the execution and delivery of this Agreement by Buyer and Merger Sub and the consummation of the transactions contemplated hereby or compliance by Buyer and Merger Sub with the terms and provisions hereof do not and will not (a) violate any provision of, or result in the breach of any applicable Law to which Buyer or Merger Sub is subject or by which any property or asset of Buyer or Merger Sub is bound, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer (including Merger Sub), or (c) violate any provision of or result in a breach of any Contract to which Buyer or any Subsidiary of Buyer (including Merger Sub) is a party or by which Buyer or any Subsidiary of Buyer (including Merger Sub) may be bound, or terminate or result in the termination of any such Contract, or result in the creation of any Lien upon any of the properties or assets of Buyer or any Subsidiary of Buyer (including Merger Sub) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing items set forth in clauses (a) or (c) would not reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub.

5.4    Litigation and Proceedings. There are no lawsuits, Actions, suits, claims or other proceedings at law or in equity, outstanding Orders against Buyer or Merger Sub or, to the knowledge of Buyer, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, against Buyer or Merger Sub which, if determined adversely, would reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub.

5.5    Governmental Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer or Merger Sub with respect to Buyer or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) compliance with any applicable requirements of the Securities Act and any other applicable securities Laws, (c) the filing of the Certificate of Merger in accordance with the Act, and (d) as otherwise disclosed on Schedule 5.5.

5.6    Financial Ability; No Prior Activities.

(a)    Buyer and Merger Sub will have at the Closing, cash on hand and/or amounts available under existing credit facilities (including the proceeds of any Debt Financing) necessary to consummate the transactions contemplated by this Agreement and the Founder Commercial Agreements including (a) paying the Merger Consideration at the Closing, (b) effecting the repayment or refinancing of all Funded Debt as of the Closing Date and (c) effecting the payment of Company Transaction Expenses, (d) paying all other related fees and expenses when due and (e) to perform its other obligations under this Agreement. In no event shall the receipt or availability of any Debt Financing by Buyer or any Affiliate thereof be a condition to any of Buyer’s obligations hereunder.

(b)    Buyer has received and accepted one or more executed debt commitment letters, dated as of the date hereof (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof and including the fee letter (in a redacted form removing only the fees, pricing caps, economic terms and “market flex” provisions, which redacted information does not relate to the amounts, termination or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing)) (collectively, the “Debt Commitment Letters”), from each of the Debt Financing Sources party thereto who has committed to provide Debt Financing on the terms and conditions of the applicable Debt Commitment Letter. Buyer has delivered to the Company true and correct copies of the Debt Commitment Letters. As of the date hereof, to the knowledge of Buyer, the Debt Commitment Letters (i) are in full force and effect and are the legal, valid, binding and enforceable obligations of each party thereto, subject to the Remedies Exception, (ii) have not been amended, restated or otherwise modified or waived, and the respective commitments contained therein have not been withdrawn or rescinded in any respect, and, to the knowledge of Buyer, no such withdrawal, termination or rescission is contemplated and (iii) constitute all of the Contracts entered into between each of the Debt Financing Sources, on one hand, and Buyer and/or its Affiliates, on the other hand, with respect to the Debt Financing (except for a customary debt securities engagement letter with respect to a potential offering by Buyer to fund all or a portion of the Debt Financing, provided that such engagement letter shall not expand the scope of the Company’s obligations with respect to financing cooperation beyond those set forth in Section 8.5). Assuming the representations and warranties of the Company in this Agreement are true and correct in all material respects and the conditions set forth in Sections 9.1 and 9.2 hereof are satisfied, as of the date hereof, Buyer has no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letters) that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it contained in the Debt Commitments Letters or that the full amount necessary to pay Merger Consideration on the Closing Date will not be available as of the Closing if the terms or conditions to be satisfied by it contained in the Debt Commitment Letters are satisfied. As of the date hereof, there are no (i) conditions precedent related to the Debt Financing, or (ii) any Contracts, arrangements or understandings related to the Debt Financing (in case of this clause (ii), except for a customary debt securities engagement letter with respect to a potential offering by Buyer to fund all or a portion of the Debt Financing, provided that such engagement letter shall not expand the scope of the Company’s obligations with respect to financing cooperation beyond those set forth in Section 8.5), in each case other than the terms thereof set forth in the Debt Commitment Letters. All commitment fees or other fees or deposits required to be paid under the Debt Commitment Letters on or prior to the date hereof have been paid in full.

(c)    The Debt Financing is not subject to any condition of any kind whatsoever, including any subsequent approval process, related to the funding of the full amount of the financing contemplated by the Debt Commitment Letters, other than as expressly set forth therein. Assuming the representations and warranties of the Company in this Agreement are true and correct in all material respects, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or, to the knowledge of Buyer, any other party thereto under any of the Debt Commitment Letters, and to the knowledge of Buyer no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute or result in a breach or default on the part of any Person under any of the Debt Commitment Letters, (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Debt Commitment Letters, (iii) make any of the assumptions or any of the statements set forth in the Debt Commitment Letters inaccurate in any material respect or (iv) otherwise result in any portion of the Debt Financing not being available.

5.7    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates, in each case, that would be payable by the Pre-Closing Holders.

5.8    Solvency; Surviving Company After the Merger. None of Buyer or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming (i) that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and (ii) that any estimates, projections or forecasts of the Company and its Subsidiaries that were prepared by the Company or its Subsidiaries and made available to Buyer have been prepared in good faith based upon assumptions that were and continue to be reasonable as of the Closing, and after giving effect to the Merger and consummation of the Debt Financing, at and immediately after the Effective Time, each of Buyer and the Surviving Company and its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (b) will have access to adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

5.9    No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Buyer and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, nor any of its or their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, oral or written, express or implied (and neither Buyer nor Merger Sub has relied on any representation, warranty or other statement of the Company or any of its Affiliates, or any of its or their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives), beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer or any of its Affiliates, agents or representatives pursuant to the Confidentiality Agreement) or management presentations or due diligence discussions that have been or shall hereafter be provided to or engaged in with Buyer or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.    Except as otherwise expressly set forth in this Agreement, each of Buyer and Merger Sub understands and agrees that, should the Closing occur, any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and, subject only to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

5.10    Acquisition of Interests for Investment. Each of Buyer and Merger Sub has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Merger. Each of Buyer and Merger Sub confirms that the Company has made available to Buyer and Merger Sub and Buyer’s and Merger Sub’s agents and representatives the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and each of Buyer and Merger Sub confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the membership interests of the Surviving Company for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling membership interests of the Surviving Company. Buyer understands and agrees that membership interests of the Surviving Company may not be sold, transferred, offered for sale, pledge, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

5.11    No Additional Representation or Warranties. Except as provided in this Article V, neither Buyer nor any of its Affiliates, nor any of their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates, oral or written, express or implied, and Buyer hereby disclaims any such other representations and warranties, and, except as provided in this Article V or in the case of Fraud, neither Buyer nor any of its Affiliates, nor any of their respective managers, directors, officers, employees, stockholders, partners, members, agents or representatives shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.

ARTICLE VI.

COVENANTS OF THE COMPANY

6.1    Conduct of Business.

(a)    From the date of this Agreement through the Closing, the Company shall, and shall cause its Subsidiaries to, except as would constitute a violation of applicable Law, as set forth on Schedule 6.1, as expressly provided in this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (i) operate its business in the ordinary course in accordance with past practice and (ii) use commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Company and its Subsidiaries and the present relationships with officers, key employees, customers and suppliers. Without limiting the generality of the foregoing, except as would constitute a violation of applicable Law, as set forth on Schedule 6.1 or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise expressly provided in this Agreement:

(i)    (A) change or amend the certificate of formation, limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries; (B) authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any Equity Interests or Unit Appreciation Rights of the Company or any of its Subsidiaries or (C) reclassify, combine, split, reverse split or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(ii)    make or declare any dividend or distribution to the members of the Company, other than any cash dividends or distributions with a payment date prior to the Closing Date;

(iii)    purchase, or enter into any agreement to purchase, assets, properties, rights, equipment, inventory, materials, supplies, capital expenditures or services, in each case other than in the ordinary course of business consistent with past practice or in any individual transaction not in excess of $500,000 or $2,000,000 in the aggregate;

(iv)    incur, assume, guarantee, modify, renew, refinance, cancel, compromise, suffer to exist or repay any Debt or make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) immaterial advances to officers and employees in the ordinary course of business consistent with past practice, (ii) Debt solely between the Company and its Subsidiaries, (iii) pursuant to the Credit Agreement to the extent available at such time or (iv) other Debt in an aggregate amount not to exceed $1,000,000;

(v)    settle or compromise, or offer or propose to settle or compromise, or agree to the entry of any Order with respect to, (i) any Action involving or against the Company or any of its Subsidiaries, except where the amount paid in settlement or compromise does not exceed $500,000 in the aggregate, as long as such settlement, compromise or Order does not impose any equitable relief on the Company or any of its Affiliates, or (ii) any Action or dispute that relates to the transactions contemplated by this Agreement;

(vi)    except in the ordinary course of business consistent with past practice, materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed (if in effect as of the date hereof) on Schedule 4.12 or any material insurance policy of a type required to be listed (if in effect as of the date hereof) on Schedule 4.17 or assign or waive any material rights or interests therein;

(vii)    enter into any Contract by its express terms limiting or restraining in any material respect the Company or any of its Affiliates from engaging or competing in any manner, in any location or in any business (including soliciting or hiring of any Person);

(viii)    sell, assign, transfer, convey, lease, license, abandon, subject to a Lien (other than a Permitted Lien) or otherwise dispose of any material assets or properties, except (A) pursuant to existing Contracts in effect as of the date of this Agreement, (B) for sales of products or non-exclusive licenses in the ordinary course of business consistent with past practice or (B) otherwise in the ordinary course of business consistent with past practice;

(ix)    materially modify the security of any material IT Assets other than in the ordinary course of business consistent with past practice or to address a vulnerability, in each case, provided that such security is not lessened or impaired in any material respect in the process;

(x)    except as required by Law or existing Company Benefit Plans set forth on Schedule 4.13, (A) grant any severance or termination pay or retention or change in control bonus; (B) hire or terminate any executive officers of the Company, other than terminations for cause (and replacements of individuals terminated for cause or individuals whose employment terminated due to death, disability or resignation); (C) adopt, enter into or amend any Company Benefit Plan or any individual employment or consulting agreement; (D) increase the compensation or benefits of any current or former director, employee or other service provider of the Company or any of its Subsidiaries except for increases in salary, hourly wage rates, declaration of bonuses or benefits (other than severance, retention or retirement benefits) made in the ordinary course of business to any employee of the Company or any of its Subsidiaries with an annual base salary less than $200,000 or (E) recognize any union or other labor organization as the representative of any of the employees of the Company or any of its Subsidiaries or enter into any labor or collective bargaining agreement;

(xi)    acquire by merger or consolidation with, or merge or consolidate with, or purchase any material assets or Equity Interests of, any corporation, partnership, association, joint venture or other business organization or division thereof or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, disposition (of assets or equity) or other reorganization of the Company or any of its Subsidiaries;

(xii)    make any material loans or material advances of money to any Person (other than the Company and its Subsidiaries), except for loans made pursuant to Company Benefit Plans or advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business consistent with past practice;

(xiii)    (A) make or rescind any material tax election, enter into a material Tax allocation or Tax sharing agreement, or file a material amended Tax Return; provided, that the foregoing shall only apply to Pass-Through Tax Returns to the extent such action would reasonably be expected to adversely affect Buyer or the Company and its Subsidiaries after the Closing Date; or (B) except as required or permitted by GAAP, make any material change to any accounting principles, methods or practices, or (C) surrender any right to claim a refund, offset or other reduction in liability of a material amount of Taxes;

(xiv)    implement or announce any facility closings or reductions in work force which would result in employment losses sufficient to trigger any obligations under the Worker Adjustment and Retraining Notification Act of 1988 (or similar laws); or

(xv)    enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.1.

(b)    Nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operations of the Company and its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Buyer shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

6.2    Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure, provided, however, that at Buyer’s reasonable request, the Company shall use its commercially reasonable efforts to seek the consent of any party whose consent is required to remove any contractual restriction or confidentiality obligation on disclosure to Buyer, the Company shall, and shall cause its Subsidiaries to, afford to Buyer and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries, to their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such investigation shall only be upon reasonable notice and shall be at Buyer’s sole cost and expense and shall be subject to any restrictions in leases for Leased Real Property; provided, further, that Buyer and its representatives shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air emissions or wastewater discharges. All information obtained by Buyer, Merger Sub and their respective representatives shall be subject to the Confidentiality Agreement.

6.3    Termination of Certain Agreements. Prior to the Effective Time, the Company shall have taken all actions necessary to terminate, and shall cause to be terminated, with no further obligations of the Company or its Affiliates thereunder from and after the Closing, each Contract listed on Schedule 6.3 to the extent such Contract will not terminate in accordance with its terms in connection with the transactions contemplated by this Agreement.

ARTICLE VII.

COVENANTS OF BUYER

7.1    Indemnification and Insurance.

(a)    From and after the Effective Time, Buyer agrees that it shall honor all rights to indemnification and exoneration (including expense advancement) currently held by each present and former director, manager, officer, employee and agent of the Company or any of its Subsidiaries for any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, manager, officer, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, manager, officer, employee or agent of any other person, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Company and each of its Subsidiaries shall (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, managers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)    For a period of six (6) years from the Effective Time, the Surviving Company shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Buyer or the Surviving Company may satisfy this obligation by causing coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing a prepaid, non-cancelable six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time, which policy shall not be required to cost more than a single payment equal to 250% of the Company’s current annual directors’ and officers’ liability insurance premium and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.1 shall be continued in respect of such claim until the final disposition thereof.

(c)    The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Person entitled to indemnification under this Section 7.1 (an “Indemnified Person”) may at any time be entitled. No right or remedy herein conferred on an Indemnified Person by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy of an Indemnified Person shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion by an Indemnified Person of any right or remedy hereunder, or otherwise, shall not prevent the concurrent or subsequent assertion by such Indemnified Person of any other right or remedy. Buyer hereby acknowledges that the Indemnified Persons may have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons (collectively, “Other Indemnitors”). Buyer hereby agrees that, with respect to any advancement or indemnification obligation owed, at any time, to an Indemnified Person by Buyer, the Surviving Company or any of its Subsidiaries or any Other Indemnitor, whether pursuant to any certificate of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement, operating agreement, indemnification agreement or other document or agreement and/or pursuant to this Section 7.1 (any of the foregoing, an “Indemnification Obligation”), the Surviving Corporation and its Subsidiaries shall

(i) jointly and severally, and at all times, be the indemnitors of first resort (i.e., the Surviving Company’s and its Subsidiaries’ obligations to an Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Person shall be secondary), (ii) at all times, be required to advance, and shall be liable, jointly and severally, for, the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or any Indemnification Obligation, without regard to any rights that an Indemnified Person may have against the Other Indemnitors. Furthermore, Buyer irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the Indemnified Person must seek expense advancement or reimbursement, or indemnification, from any Other Indemnitor before the Surviving Company or its Subsidiaries or Buyer must perform its expense advancement and reimbursement, and indemnification obligations, under this Agreement. Buyer hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which an Indemnified Person has sought indemnification from Buyer or the Surviving Company or its Subsidiaries shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnified Person against Buyer, the Surviving Company or its Subsidiaries, and Buyer or the Surviving Company or its Subsidiaries shall jointly and severally indemnify and hold harmless the Other Indemnitors against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnified Person to the extent such amounts would have otherwise been payable by Buyer or the Surviving Company or its Subsidiaries under any Indemnification Obligation.

(d)    Notwithstanding anything contained in this Agreement to the contrary, this Section 7.1 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Buyer and the Surviving Company. In the event that Buyer or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.1.

(e)    Buyer shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 7.1.

7.2    Employment Matters.

(a)    Buyer agrees that for a period of twelve (12) months after the Closing Date, Buyer shall provide (or cause the Surviving Company to provide) each employee who continues in the employ of Buyer, the Surviving Company or any of their Subsidiaries following the Closing Date (a “Continuing Employee”) (i) an annual base salary or wage rate, (ii) severance benefits, (iii) short term incentive compensation opportunities and (iv) other compensation and other benefits that are, in the aggregate, substantially comparable or superior to those provided to the Continuing Employee immediately prior to the Closing Date. This Section 7.2 shall not limit the obligation of Buyer, the Surviving Company or their Subsidiaries to maintain any compensation arrangement or benefit plan that, pursuant to an existing contract or applicable Law, must be maintained for a period longer than one year. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Buyer or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(b)    From and after the Closing, Buyer shall give each Continuing Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Buyer or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries, except to the extent such credit would result in the duplication of benefits for the same period of service.

(c)    Buyer shall (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the health and welfare plans of Buyer or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the health and welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the health and welfare plans of Buyer and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums or out-of-pocket maximums, in each of clause (i) and (ii), as if there had been a single continuous employer.

(d)    Unless otherwise requested by Buyer, effective immediately prior to Closing, the Company and any applicable Subsidiary shall terminate any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (each a “Company 401(k) Plan” and collectively, the “Company 401(k) Plans”), and effective immediately prior to the Closing none of the employees of the Company or any of its Subsidiaries shall have any right thereafter to contribute any amounts to any such Company 401(k) Plan. At the request of Buyer, the Company will provide Buyer with evidence that each Company 401(k) Plan has been terminated effective immediately prior to the Closing pursuant to resolutions duly adopted by the Company Board or the board of directors of a Subsidiary, as applicable. The form and substance of such resolutions shall be subject to review and approval of Buyer. The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plans as Buyer may reasonably require. In the event that termination of a Company 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Buyer no later than ten calendar days prior to Closing.

(e)    Notwithstanding anything in this Section 7.2 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Company Benefit Plan or any employee benefit plan of Buyer or any of its Affiliates. The Parties acknowledge and agree that all provisions contained in this Section 7.2 are included for their sole benefit, and that nothing in this Section 7.2, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including any Continuing Employee, any participant in any Company Benefit Plan or employee benefit plan of Buyer or any of its Affiliates, or any dependent or beneficiary thereof.

7.3    Retention of Books and Records. Buyer shall cause the Surviving Company and its Subsidiaries to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company and its Subsidiaries in existence at the Closing that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date, and use commercially reasonable efforts to make the same available after the Closing for inspection and copying by the Company Members or their representatives at such Person’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice, solely to the extent relating to and solely for the use in connection with any insurance claims, actions, legal proceedings or Tax audits against, or preparation of governmental, regulatory or securities exchange reporting obligations by, or compliance with applicable Law by, or the resolution of any claims made against or incurred by, the Company Members in respect of periods prior to the Closing. To the extent Buyer or the Surviving Company and its Subsidiaries proposes to destroy or dispose of any such books, ledgers, files, reports, plans, operating records or any other material documents at the end of such seven (7) year period, Buyer shall first offer, in writing at least ninety (90) days prior to such proposed destruction or disposition, to surrender all or any portion of such records to the Company Members prior to the Effective Time (or copies thereof, if more than one Company Member requests such records), such Persons shall then have the right to cause any such records (or copies thereof) to be delivered to them upon request and Buyer shall use commercially reasonable efforts to provide all reasonable assistance requested by the such Persons in connection therewith.

7.4    Contact with Customers and Suppliers. Until the Closing Date, Buyer shall not, and shall cause its representatives not to, directly or indirectly, contact or communicate with the employees, customers, suppliers, distributors or licensors of the Company or the Company’s Subsidiaries, concerning the Company, any of its Subsidiaries, the Founders (in each case, except in the ordinary course unrelated to the transactions contemplated hereby) or transactions contemplated hereby without the prior written consent of the Company.

ARTICLE VIII.

JOINT COVENANTS

8.1    Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Buyer and the Company shall each, and shall each cause their respective

Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, the Company, or their respective Affiliates are required to obtain in order to consummate the Merger, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable. Notwithstanding the foregoing, in no event shall Buyer, the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party.

8.2    Member Approval. As soon as practicable after the execution and delivery of this Agreement, the Company shall take all action necessary in accordance with the Act and the Company’s certificate of formation and limited liability company agreement, to solicit and obtain the written consent of holders of at least a majority of the Company Ownership Interests, in substantially the form attached hereto as Annex E, to adopt this Agreement and approve the Merger and the transactions contemplated hereby (the “Merger Consent”). The Company shall cause the Merger Consent to be delivered to Buyer as promptly as practicable and in no event later than 5.00 p.m. ET on the first Business Day after the date of this Agreement. Immediately following the execution and delivery of this Agreement, Buyer, as sole member of Merger Sub, shall adopt this Agreement and approve the Merger and the related transactions contemplated hereby in accordance with the Act and Buyer’s and Merger Sub’s organizational documents.

8.3    Further Assurances. Each party hereto agrees that, from time to time after the Closing Date, it will execute and deliver or cause its respective Affiliates and, in the case of the Company, the Founders and their respective Affiliates, to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

8.4    Tax Matters.

(a)    Buyer shall be responsible for and shall pay all Transfer Taxes, and Buyer shall prepare and file all necessary Tax Returns and other required documentation relating to such Transfer Taxes in accordance with applicable Law. To the extent reasonably requested by Buyer, each other party to this Agreement shall cooperate in the filing and join in the execution of any such Tax Returns and other required documentation.

(b)    After the Closing, Buyer shall provide to the Company Members (or cause the Company Members to be provided) with reasonable access to all relevant documents, data and other information, properties, books, records and employees to the extent reasonably necessary for the purpose of preparing Tax Returns, filing refund claims, responding to any audit by any taxing jurisdiction or replying to any third party or Governmental Authority claim or demand concerning the Surviving Company, its Subsidiaries or their respective predecessors. Buyer and the Company Members shall cooperate with all reasonable requests of the Company Members or

Buyer made in connection with any Tax matters relating to the Company or any of its Subsidiaries and such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)    The Surviving Company shall prepare and file (or cause to be prepared and filed) all Pass-Through Tax Returns that are required to be filed (taking into account extensions of time to file) after the Closing Date by or with respect to the Company for any taxable period (or portions thereof) ending on or before the Closing Date. Any Tax deductions in respect of the UAR Payment Amount, any Closing Transaction Expenses (including any amounts described in the definition of Closing Transaction Expenses that were paid prior to, on or after the Closing Date) and any fees, expenses, premiums and penalties paid or payable with respect to the prepayment of Funded Debt contemplated by this Agreement and the write-off or acceleration of the amortization of deferred financing costs, in each case, shall be taken into account in the Pass-Through Tax Returns described in this Section 8.4(c) that relate to any taxable period (or portions thereof) ending on or before the Closing Date to the maximum extent permitted by applicable Law. The Surviving Company shall retain Grant Thornton for the preparation of all Pass-Through Tax Returns prepared pursuant to this Section 8.4(c), and any reasonable costs and expenses with respect to the preparation and filing of such Pass-Through Tax Returns shall be borne by the Holder Representative (on behalf of the Company Members). The Surviving Company shall deliver to the Holder Representative copies of each such Pass-Through Tax Return at least twenty (20) days prior to the due date (taking into account extensions of time to file) for filing such Pass-Through Tax Return and shall permit MI Procurement, in its capacity, immediately prior to the Effective Time, as the Company’s Tax Matters Partner, to review, comment on and approve such Tax Returns. The Surviving Company shall make all reasonable comments requested by MI Procurement and no Tax Returns prepared pursuant to this Section 8.4(c) shall be filed without the prior approval of MI Procurement (not to be unreasonably withheld). The Holder Representative shall reasonably cooperate with the Surviving Company in connection with the filing of such Tax Returns.

(d)    The Surviving Company shall prepare and timely file (or cause to be timely filed) all Tax Returns (other than Pass-Through Tax Returns described in Section 8.4(c)) that relate to tax periods ending on or before the Closing Date or relate to Straddle Periods that, in either case, are required to be filed after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice of the Company except as required by Law. To the extent any such Tax Return impacts a Pass-Through Tax Return or any Taxes for which any Company Member is liable, the Surviving Company shall deliver to the Company Members copies of each such Tax Return at least twenty (20) days (or, for non-income Tax Returns, such shorter period as is reasonable, taking into account the relevant Tax Return and Tax period) prior to the due date (taking into account extensions of time to file) for filing such Tax Return and shall permit the Holder Representative to review and comment on such Tax Return and the Surviving Company shall incorporate any reasonable comments the Holder Representative timely submits to the Surviving Company.

(e)    Except with the express written consent of the Holder Representative, which consent may be withheld in the Holder Representative’s sole and absolute discretion, neither

Buyer nor any of its Affiliates shall with respect to the Company or any of its Subsidiaries (i) take any action on the Closing Date after the Closing other than in the ordinary course of business; (ii) amend any Tax Return with respect to a taxable period (or portion thereof) that ends on or before, or includes, the Closing Date, unless such amendment is made pursuant to a “determination” within the meaning of Section 1313 of the Code (or any similar concept under state, local or non-U.S. Law); (iii) make, change or revoke any Tax election with respect to a taxable period (or portion thereof) that ends on or before, or includes, the Closing Date; (iv) make any election under Sections 338 or 336 of the Code or any similar provision of state, local or other Tax Law or (v) initiate contact with any Governmental Authority (other than by filing a Tax Return in accordance with Section 8.4(c)) with respect to a tax period ending on or before the Closing Date, in each case, to the extent such actions relate to a Pass-Through Tax Return, could have a material adverse impact on a Pass-Through Tax Return, or could increase the Taxes of any Pre-Closing Holder or the Tax liabilities included in Net Working Capital.

(f)    Buyer, the Surviving Company and their Subsidiaries shall promptly notify the Holder Representative upon receipt by such party of written notice of any inquiries, claims, assessments, legal proceedings, audits or similar events with respect to any Pass-Through Tax Return (or the Taxes relating to any Pass-Through Tax Return) for a tax period ending on or before the Closing Date or any Straddle Period (any such inquiry, claim, assessment, legal proceeding, audit or similar event, a “Pass-Through Tax Matter”). The Holder Representative shall have sole control of the conduct of all Pass-Through Tax Matters relating to a tax period ending on or before the Closing Date, including any settlement or compromise thereof and, if the Closing Date occurs after December 31, 2017 and the IRS does not make the determination (in form and substance reasonably satisfactory to Buyer) that the Company has ceased to exist in accordance with Proposed Treasury Regulation Section 301.6241-3(b), shall take all actions necessary to cause an election under Section 6226 of the Code (or any similar provisions of state, local or non-U.S. Law) to be made with respect to any adjustment to which the Bipartisan Budget Act of 2015 (or any similar provisions of state, local or non-U.S. Law) would apply. The Holder Representative shall not make any election to have the Bipartisan Budget Act of 2015 (or any similar provisions of state, local or non-U.S. Law) apply to the Company for any taxable period beginning before January 1, 2018. The Holder Representative shall be entitled to participate in any Pass-Through Tax Matter relating to any Straddle Period and Buyer and the Surviving Company and its Subsidiaries shall not settle or otherwise resolve any such Pass-Through Tax Matter without the Holder Representative’s prior written consent (not to be unreasonably withheld).

(g)    At or prior to the Closing, the Company shall deliver to Buyer a certificate prepared in accordance with Treasury Regulation Section 1.1445–11T(d)(2) certifying that as of the Closing, fifty percent (50%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests or ninety percent (90%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents.

(h)    Buyer, the Company Members and the Company and the Surviving Company agree that, pursuant to Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432, the purchase and sale of the Company Ownership Interests shall be treated for U.S. federal income tax and other applicable Tax purposes as (i) a sale or exchange of partnership interests under Section 741 of the Code with respect to the Company Members and (ii) a purchase of all of the assets of the Company with respect to Buyer. The acquisition of the Company Ownership Interests by Buyer shall result in a termination of the Company pursuant to Section 708(b)(1)(A) of the Code, thereby causing the Company’s taxable year for U.S. federal income Tax and other applicable Tax purposes to close as of the Closing Date. The parties hereto agree that any amounts properly treated as consideration for the Company Ownership Interests for U.S. federal tax purposes shall be allocated among the assets of the Company. Such allocation shall be made in accordance with the requirements of Code Sections 1060 and the Treasury Regulations thereunder (the “Allocation”). No later than ninety (90) days after the Closing, the Surviving Company shall prepare and deliver to Buyer and the Holder Representative for its review and comment, a draft of the Allocation. The Holder Representative and Buyer shall work in good faith to resolve any disputes relating to the Allocation. If the Holder Representative and Buyer are unable to resolve any such dispute within sixty (60) days of delivery then Buyer on the one hand and the Company Members on the other shall be entitled to adopt their own position regarding the Purchase Price Allocation. Nothing herein shall prevent Buyer, the Surviving Company or any Company Member from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation and no party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Allocation.

(i)    For purposes of this Agreement, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable periods, one that ended at the close of the Closing Date and the other that began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable periods on a “closing of the books basis” by assuming that the books and records of the Company were closed at the closing of the Closing Date; provided, however, that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation, and (ii) periodic Taxes, such as property or similar ad valorem Taxes, shall be apportioned ratably between such periods on the basis of the number of days elapsed in each such period.

8.5    Financing Cooperation.

(a)    Subject to the right of Buyer to consummate a Replacement Financing, or another financing contemplated by Section 8.5(c), Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters as promptly as practicable following the date of this Agreement, including using its reasonable best efforts to (i) comply with and maintain in effect the Debt Commitment Letters, negotiate and enter into definitive financing agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letters (the “Financing Agreements”) (and comply with and maintain in effect the Financing Agreements after the same become effective), (ii) satisfy on a timely basis all conditions to obtaining the Debt Financing set forth in the Debt Commitment Letters and the Financing Agreements relating to the Debt Financing, and (iii) consummate the Debt Financing at or prior to the Closing. Buyer shall use its reasonable best efforts to enforce its rights under the Debt Commitment Letters in the event of a breach by the Debt Financing Sources. Buyer shall not amend, modify or agree to any waiver under the Debt Commitment Letters or its Existing Credit Agreement (as defined in the Debt Commitment Letters), without the prior written approval of the Company, if such amendment, modification, or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing from that contemplated by the Debt Commitment Letters in any manner that would adversely impact the ability to pay the Merger Consideration on the Closing Date, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner materially adverse to Buyer, (iii) materially delay (taking into account the proviso in Section 2.3) or prevent the Closing, (iv) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (v) adversely impact (A) the ability of Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing, (B) the likelihood of the consummation of such transactions to be consummated at the Closing or (C) the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letters or the Financing Agreements (it being understood that the Debt Commitment Letters may be amended to include additional lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof if the addition of such additional parties, individually or in the aggregate, would not prevent, delay or impair the availability of the Debt Financing or the consummation of the transactions contemplated hereby). For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as permitted to be amended or modified by this Section 8.5 and references to “Debt Commitment Letters” shall include such documents as permitted to be amended or modified by this Section 8.5.

(b)    If all or any portion of the Debt Financing becomes unavailable, or if Buyer believes that the Debt Financing is reasonably likely to become unavailable, on the terms and conditions contemplated by the Debt Commitment Letters, Buyer shall (i) notify the Company, (ii) use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Buyer than those set forth in the Debt Commitment Letters and in amounts sufficient to enable Buyer to consummate the transactions contemplated by this Agreement (the “Alternative Financing”) and (iii) obtain a new financing commitment letter (the “Alternative Financing Commitment Letter”) that provides for such Alternative Financing and, within a reasonable time after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the fee letter related thereto (in a redacted form removing only the fees, pricing caps, economic terms and “market flex” provisions, which redacted information does not relate to the amounts, termination or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing). For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Alternative Commitment Letter (if any) and references to “Debt Commitment Letters” shall include the Alternative Financing Commitment Letter (if any), as such document is permitted to be amended or modified by this Section 8.5.

(c)    Notwithstanding anything in this Agreement to the contrary, (i) Buyer shall have the right to enter into one or more long-term debt financings that replace all or a portion of the Debt Financing and/or substitute the proceeds of consummated equity offerings or debt offerings or other incurrences of debt for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter and (ii) Buyer may reduce commitments under the Debt Commitment Letter in connection therewith; provided, in the case of this clause (ii), that (A) to the extent any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement and the Termination Date and (B) any conditions to the use of such proceeds of such offering or other debt financing to pay the Merger Consideration when due are no more restrictive, taken as a whole, than the conditions set forth in the Debt Commitment Letter (any such debt financing, a “Replacement Financing”, and collectively, the “Replacement Financings”). For purposes of this Agreement, references to “Debt Financing” shall include any Replacement Financing and references to “Debt Commitment Letters” and “Financing Agreements” shall include any related commitment letters, engagement letters and other definitive agreements with respect to each Replacement Financing.

(d)    Buyer shall (i) give the Company prompt written notice of any material default, breach or threatened material default or breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material default or breach) by any party to any of the Debt Commitment Letters or the Financing Agreements of which Buyer or its respective Representatives becomes aware or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof of which Buyer or its respective Representatives becomes aware, and (ii) otherwise keep the Company, upon its request, reasonably informed of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Buyer shall give the Company prompt notice (A) of the receipt or delivery of any written notice or other written communication, in each case from any Person with respect to (x) any actual or potential default under or breach of any provisions of the Debt Commitment Letters or Financing Agreements by Buyer, or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof by any party to any of the Debt Commitment Letters or Financing Agreements or (y) any dispute or disagreement between or among parties to any of the Debt Commitment Letters or Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, and (B) if at any time for any reason Buyer believes that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources, contemplated by any of the Debt Commitment Letters. Buyer shall promptly provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence.

(e)    Subject to the provisions of this Section 8.5 and the Debt Financing Sources or other prospective lenders being subject to obligations of confidentiality on customary terms, prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, provide, and the Company and its Subsidiaries shall use their respective reasonable best efforts to cause their respective Representatives to, at the sole expense of Buyer, provide, to Buyer and its Affiliates all customary cooperation that may be reasonably requested by Buyer (including reasonable requests of banks, initial purchasers, underwriters or other Debt Financing Sources or their counsel) to assist Buyer and its Affiliates in the arrangement and consummation of the Debt Financing (including (i) providing the Required Information and using reasonable best efforts to furnish Buyer and the Debt Financing Sources as promptly as practicable with such other financial and pertinent information regarding the Company and its Subsidiaries and their respective businesses and assets as may be reasonably requested by Buyer and its Debt Financing Sources, including, in any event, such financial information as is required pursuant to the Debt Commitment Letters, (ii) using reasonable best efforts to assist with preparation and execution of any definitive guarantee and collateral documents (including schedules thereto) reasonably necessary to permit the consummation of the Debt Financing and otherwise reasonably facilitating the provision of collateral to the extent required by the terms of the Debt Financing, (iii) cooperating reasonably with the Debt Financing Sources’ due diligence, to the extent customary, in connection with the Debt Financing, (iv) using reasonable best efforts to participate (and causing senior management to participate) in due diligence sessions to the extent reasonably required by Buyer and its Debt Financing Sources, (v) causing the Company’s auditors to deliver customary consents and comfort letters (including “negative assurance” comfort) with respect to financing information relating to the Company and its Subsidiaries as reasonably requested by the Buyer as necessary or customary for financings similar to the Debt Financing and to attend accounting due diligence sessions and (vi) at least four (4) Business Days prior to the Closing Date, providing all documentation and other information about the Company that is reasonably requested by the Debt Financing Sources and is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent requested by Buyer in writing at least eight (8) Business Days prior to the Closing Date).

(f)    For the avoidance of doubt, the Company shall not be required to provide, or to cause its Subsidiaries or its or their respective Representatives to provide, cooperation under this Section 8.5 that unreasonably interferes with the ongoing business of the Company or any of its Subsidiaries. Nothing in this Section 8.5 shall require the Company or its Subsidiaries to (i) bear any out-of-pocket cost or expense for which it has not received prior reimbursement pursuant to Section 8.5(g) or pay any fee in connection with the Debt Financing, (ii) incur any liability in connection with the Debt Financing prior to the Effective Time, (iii) enter into any binding agreement that would be effective prior to the Effective Time and that does not terminate without liability to the Company and its Subsidiaries upon termination of this Agreement, (iv) require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Article IX to not be satisfied or cause any representation or warranty in this Agreement to be breached, (y) reasonably be expected to conflict with or violate any applicable Law or (z) cause the Company and/or its Subsidiaries to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company and/or its Subsidiaries, (v) take any action that would (A) cause any natural person serving as a director, manager, partner, officer, employee or agent of the Company or any of its Subsidiaries to incur any personal liability or (B) require the Company or any of its Subsidiaries to provide access to, or disclose, information that reasonably would be expected to result in the waiver of any attorney-client, work product or other applicable privilege or protection or (vi) require the managers or directors of the Company and/or its Subsidiaries, acting in such capacity, to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing prior to the Effective Time.

(g)    Buyer shall, promptly upon written request by the Company, (i) reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its Subsidiaries and its and their respective Representatives in connection with their respective obligations under this Section 8.5 and (ii) indemnify, defend and hold harmless the Company and its Subsidiaries and their respective Representatives to the fullest extent permitted by applicable Law from and against any and all liability suffered, sustained or incurred by, or asserted against, any of them, directly or indirectly relating to, or arising out of, this Section 8.5, the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, whether in respect of direct claims, third-party claims or otherwise, other than to the extent any of the foregoing arises from (A) the willful breach of the obligations of the Company, its Subsidiaries and their respective Representatives under this Section 8.5 or any fraud, intentional misrepresentation, willful misconduct, bad faith or gross negligence of the Company, its Subsidiaries or their respective Representatives or (B) material misstatements or omissions in information provided by the Company, its Subsidiaries or their respective Representatives in connection with the Debt Financing. The foregoing obligations in this Section 8.5(g) shall survive the Closing or, if earlier, the termination of this Agreement.

(h)    Each of Buyer and Merger Sub acknowledges and agrees that the obtaining of any Debt Financing, or entering into or consummating any Financing Agreement, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of any Debt Financing, subject to fulfillment or waiver of the conditions set forth in Sections 9.1 and 9.2.

8.6    Exclusivity. From the date hereof through the Closing or earlier termination of this Agreement, the Company shall not and shall instruct the Founders and its and their Affiliates not to, and shall instruct and cause its Affiliates to instruct their respective Representatives not to, directly or indirectly, solicit, initiate, continue, enter into or participate in any discussions or negotiations or communications with, or provide any information to, or enter into any agreement, understanding, commitment or letter of intent with, any person or group of persons (other than Buyer and its Affiliates and their respective Representatives regarding the transactions contemplated by this Agreement) concerning any change of control transaction, consolidation, merger, business combination, purchase or disposition of Company Ownership Interests or other Equity Interests in the Company or any of its Subsidiaries, or sale of substantially all of the assets of the Company or any of its Subsidiaries (any such transaction, an “Acquisition Transaction”), in each case however structured, other than pursuant to this Agreement. The Company shall, and shall instruct the Founders and its and their Affiliates and cause its Representatives to, (i) immediately cease any discussions or negotiations of the nature described in the foregoing sentence, if any, (ii) promptly request in writing that all prospective acquirers of the Company to whom nonpublic information concerning the Company has been distributed on or prior to the date hereof in connection with the current process relating to the sale of the Company (other than Buyer, Merger Sub and their respective Representatives) return such information to the Company (or destroy such information) as soon as possible, and (iii)  refrain from entering into any agreement, arrangement or understanding relating to any Acquisition Transaction.

8.7    HSR Act and Foreign Antitrust Approvals.

(a)    In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to), (a) promptly but in no event later than ten (10) Business Days after the date hereof, comply with the notification and reporting requirements of the HSR Act and (b) as soon as reasonably practicable, make such other filings with any similar foreign Governmental Authorities as may be required under any applicable similar foreign Law, to the extent set forth on Schedule 8.7(a). The Company shall use its reasonable best efforts to (i) obtain early termination of the waiting period under the HSR Act and (ii) comply with any Antitrust Information or Document Requests as soon as reasonably practicable and advisable.

(b)    In connection with the transactions contemplated by this Agreement, Buyer shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as reasonably practicable, make such other filings with any foreign Governmental Authorities as may be required under any applicable similar foreign Law, to the extent set forth on Schedule 8.7(b). Buyer shall comply with any Antitrust Information or Document Requests as soon as reasonably practicable and advisable.

(c)    Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Buyer shall, and shall cause its Affiliates to, (i) use reasonable best efforts to comply as soon as reasonable and practicable with any Antitrust Information or Document Requests and (ii) cooperate with the Company in connection with any filing and in connection with resolving any investigation or other inquiry of any Governmental Authority. Each of Buyer and the Company shall use its reasonable best efforts to furnish to the other party all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with Buyer’s prior filings). Each of Buyer and the Company shall promptly inform the other party of any substantive oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction; provided, however, that to the extent any of the documents or information are commercially or competitively sensitive, the Company or Buyer, as the case may be, may satisfy its obligations by providing such documents or information to the other party’s outside counsel, with the understanding and agreement that such counsel shall not share such documents and information with its client; provided, further, that any such materials may also be redacted (x) to remove references concerning valuations, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. Neither Buyer nor the Company shall independently participate in any substantive meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the Company prior notice of the meeting and, to the extent practicable and permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, each of Buyer and the Company will consult and cooperate with the other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such party relating to proceedings under the HSR Act and any similar foreign Law. Notwithstanding anything to the contrary in this Agreement, with respect to the matters covered in this Section 8.7(c), it is agreed that Buyer and the Company shall cooperate with one another in preparing for and participating in all meetings and communications with any Governmental Authority, provided that Buyer shall take the lead in all meetings and communications with any Governmental Authority, including by determining the appropriate timing of any such meeting or communications (including the timing of the submission of any filing with, or response to any request by, a Governmental Authority) or any action taken pursuant to this Section 8.7(c).

(d)    In furtherance and not in limitation of the actions and obligations described in Section 8.7(c), Buyer and the Company shall use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and any similar foreign Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any similar foreign Law, Buyer and the Company shall use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, Buyer and the Company decide that litigation is not in their respective best interests.

(e)    Buyer further agrees that it shall, to the extent necessary to obtain the waiver or consent from any Governmental Authority required to satisfy the conditions set forth in Section 9.1(a) or Section 9.1(b), as applicable, or to avoid the entry of or have lifted, vacated or terminated any Law enacted, entered, promulgated, enforced or issued by any Governmental Authority restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement, take the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement, the sale, divestiture or disposition of any assets or businesses of the Company or any of its Subsidiaries and/or any assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) agree to terminate any of Buyer’s, the Company’s, or any of their respective Affiliate’s existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of the Company or any of its Subsidiaries and/or any assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 8.7(e)) necessary to vacate, modify or suspend such injunction or order. Notwithstanding anything to the contrary herein, Buyer’s obligations under this Section 8.7 shall be absolute and not qualified by “commercially reasonable efforts.”

(f)    Buyer shall be solely responsible for and pay all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

ARTICLE IX.

CONDITIONS TO OBLIGATIONS

9.1    Conditions to Obligations of Buyer, Merger Sub and the Company. The obligations of Buyer, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer and the Company:

(a)    All applicable waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated.

(b)    All other necessary permits, approvals, clearances, and consents of or filings with the Antitrust Authorities listed on Schedule 9.1(a) shall have been procured or made, as applicable.

(c)    There shall not be in force any injunction or Order of any court of competent jurisdiction enjoining or prohibiting the consummation of the Merger.

(d)    The Merger Consent shall have been validly obtained under the Act and the Company’s certificate of formation and limited liability company agreement.

9.2    Conditions to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer:

(a)    (i) Each of the representations and warranties of the Company contained in Section 4.1, Section 4.3, Section 4.6 and Section 4.16 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to a different date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (ii) each of the other representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding “materiality” or a “Material Adverse Effect”) shall be true and correct as of the date hereof and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to a different date, which representations and warranties shall be true and correct at and as of such date, except, in the case of this clause (ii), for (A) any inaccuracy or omission that would not reasonably be expected to have a Material Adverse Effect on the Company and (B) changes after the date of this Agreement which are expressly permitted by this Agreement.

(b)    Each of the covenants of the Company to be performed at or prior to the Closing shall have been performed in all material respects.

(c)    The Company shall have delivered to Buyer a certificate signed by an executive officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled.

(d)    Since the date of this Agreement, no change, effect, occurrence, event or circumstance shall have occurred, or be continuing, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e)    The Company shall have delivered copies of a Founder Commercial Agreement, duly executed by the Company and each of the Founder Customers.

(f)    The Company shall have delivered copies of a non-solicitation agreement in substantially the form attached hereto as Annex F, duly executed by each of the Founders.

9.3    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    Each of the representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for changes after the date of this Agreement which are expressly permitted by this Agreement.

(b)    Each of the covenants of Buyer and Merger Sub to be performed at or prior to the Closing shall have been performed in all material respects.

(c)    Buyer shall have delivered to the Company a certificate signed by an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

9.4    Waiver of Conditions; Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Effective Time. None of the Company, Buyer or Merger Sub may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of the Company, on the one hand, or Buyer or Merger Sub, on the other hand, respectively, to (i) use reasonable best efforts to consummate the Merger and the transactions contemplated hereby and (ii) otherwise comply with its obligations under this Agreement.

ARTICLE X.

TERMINATION/EFFECTIVENESS

10.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)    by written consent of the Company and Buyer;

(b)    prior to the Closing, by written notice to the Company from Buyer if:

(i)     there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (provided that the occurrence of a Marketing Period Triggering Event shall not constitute a breach by the Company of this Agreement for any purpose hereof), such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of time until the earlier of (x) thirty (30) days after receipt by the Company of notice from Buyer of such breach and (y) the Closing Date, but, in each case, only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(ii)    the Closing has not occurred on or before January 13, 2018 (subject to (A) Section 11.15 and (B) the proviso to this clause (ii), the “Termination Date”), unless Buyer’s or Merger Sub’s breach is the primary reason for the Closing not occurring on or before such date, provided, however, that if the conditions set forth in Section 9.1(a) or 9.1(b) (or, with respect to matters addressed in such Sections, Section 9.1(c)) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article IX have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, but subject to the ability of such conditions to be satisfied at the Closing), then the Termination Date may be extended by Buyer or the Company in writing to a date not beyond April 13, 2018;

(iii)    the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; or

(iv)    the Merger Consent has not been delivered to Buyer on or prior to 5:00 p.m. ET on the first Business Day after the date of this Agreement, for so long as the Merger Consent has not been delivered to Buyer; or

(c)    prior to the Closing, by written notice to Buyer from the Company if:

(i)    (A) there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of time until the earlier of (x) thirty (30) days after receipt by Buyer of notice from the Company of such breach and (y) the Closing Date, but, in each case, only as long as Buyer continues to use its reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period or (B) (1) all of the conditions set forth in Section 9.1 and 9.2 have been satisfied (other than those conditions which by their terms or nature are to be satisfied at the Closing) as of the date the Closing should have occurred pursuant to Section 2.3, and (2) Buyer or Merger Sub has failed to consummate the transactions contemplated by this Agreement within one (1) Business Day following the date the Closing should have occurred pursuant to Section 2.3;

(ii)    the Closing has not occurred on or before the Termination Date (as may be extended by Buyer or the Company pursuant to Section 10.1(b)(ii)), unless the Company’s breach is the primary reason for the Closing not occurring on or before such date (provided that the occurrence of a Marketing Period Triggering Event shall not constitute a breach by the Company of this Agreement for any purpose hereof); or

(iii)    the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

10.2    Effect of Termination. Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, managers, stockholders or members, other than liability of the Company, Buyer or Merger Sub, as the case may be, for any Fraud or intentional and willful breach of this Agreement occurring prior to such termination; provided, however, that, a failure of Buyer or Merger Sub to consummate the Merger in breach of this Agreement shall be deemed to be intentional and willful whether or not Buyer and Merger Sub had sufficient funds available to consummate the Merger. In determining losses or damages recoverable upon termination by a party hereto for the other party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such party or, in the case of the Company, holders of Company Ownership Interests and Unit Appreciation Rights (taking into consideration relevant matters, including other opportunities and the time value of money), which shall be deemed to be damages payable to such party. The provisions of Sections 10.2, 11.4, 11.5, 11.6, 11.7, 11.10, 11.11, 11.12, 11.13, 11.14, 11.15, 11.16 and 11.19, and the Confidentiality Agreement, shall survive any termination of this Agreement.

ARTICLE XI.

MISCELLANEOUS

11.1    Survival of Representations, Warranties and Covenants.    None of the representations or warranties or (other than Article II, Article III and Article XI and Sections 7.1, 7.2, 7.3, 8.3, 8.4 and 8.5(g)) the covenants or agreements contained in this Agreement, or in any certificate delivered by any of the parties hereto at the Closing, shall survive the Effective Time. In furtherance of the foregoing, Buyer and Merger Sub hereby waive, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Company or any of the persons described in the last sentence of Section 11.16 (with respect to the Company) relating to the subject matter of this Agreement based upon predecessor or successor liability, contribution, tort, strict liability or any Law or otherwise, except in the case of Fraud. Without limiting the generality of the foregoing:

(a)    Buyer and Merger Sub hereby waive any statutory and common law remedies, including remedies that may be available under Environmental Laws, with respect to matters relating to the transactions contemplated by this Agreement (including with respect to any environmental, health or safety matters), except in the case of Fraud;

(b)    after the Closing Date, none of Buyer, Merger Sub or their respective Affiliates may seek the rescission of the transactions contemplated by this Agreement;

(c)    the provisions of and the limitation of remedies provided in this Section 11.1 were specifically bargained for between the parties hereto and were taken into account by the parties hereto in arriving at the Merger Consideration;

(d)    the parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Merger and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement;

(e)    the parties hereto hereby agree that no party hereto shall have any remedies or causes of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement; and

(f)    the parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the parties hereto specifically acknowledge that no party hereto has any special relationship with another party hereto that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

11.2    Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement or (without limiting Section 11.11 and Section 11.19) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the parties hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver.

11.3    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) five Business Days following the date of posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) on the first Business Day following the date of dispatch if delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a)	If to Buyer or Merger Sub, to:

Aramark Services, Inc.

1101 Market Street

Philadelphia, PA 19107

Attention:	Stephen P. Bramlage, Jr.
Stephen R. Reynolds
Facsimile No.:	(215) 238-3388
Email:	bramlage-steve@aramark.com
reynolds-steve@aramark.com

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Mario A. Ponce
Facsimile No.:	(212) 455-2502
Email:	mponce@stblaw.com

(b)	If to the Company, prior to the Closing, to:

Avendra, LLC

702 King Farm Blvd.

Rockville, MD 20850

Attention:	General Counsel
Facsimile No.:	(301) 825-0499
Email:	Jerry.Kraisinger@avendra.com

with copies to:

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Attention:	Scott C. Herlihy
Paul F. Sheridan
Joseph A. Simei
Facsimile No.:	(202) 637-2201
Email:	scott.herlihy@lw.com
paul.sheridan@lw.com
joseph.simei@lw.com

(c)	If to the Holder Representative, to:

Marriott International, Inc.

Law Dept. 52/923.28

10400 Fernwood Road

Bethesda, MD 20817

Attention:	Ward R. Cooper, Assistant General Counsel, Corporate Transactions
Facsimile No.:	(301) 380-6727
Email:	wrcooper@marriott.com

with copies to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave. NW

Washington, DC 20036

Attention:	Steve Glover
Facsimile No.:	(202) 530-9598
Email:	SIGlover@gibsondunn.com

and

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Attention:	Scott C. Herlihy
Paul F. Sheridan
Joseph A. Simei
Facsimile No.:	(202) 637-2201
Email:	scott.herlihy@lw.com
paul.sheridan@lw.com
joseph.simei@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.4    Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of Buyer (in the case of an assignment by the Company) or the Company (in the case of an assignment by Buyer or Merger Sub); provided that (i) Buyer and Merger Sub may assign their rights and obligations hereunder to one or more of their Affiliates without the prior written consent of the parties hereto and (ii) Buyer and Merger Sub may collaterally pledge their rights and hereunder to any Debt Financing Sources, provided further that, in each case of clauses (i) and (ii), such assignment shall not relieve Buyer or Merger Sub of any of their obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.5    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the Indemnified Persons, Other Indemnitors and past, present and future officers, directors, managers and employees of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.1, (ii) from and after the Effective Time, if Buyer shall not have made payments in accordance with Article III, the Pre-Closing Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, their rights to receive the amounts payable pursuant to Article III, (iii) (iii) MI Procurement is the intended third-party beneficiary of, and may enforce, Section 8.4; (iv) the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16 and, with respect to the foregoing related to the Company only, Section 11.1, (v) Prior Company Counsel and the Designated Persons shall be intended third party beneficiaries of Section 11.17, and (vi) nothing in this Section 11.5 shall limit the rights of the Debt Financing Sources as third party beneficiaries as expressly set forth in Section 11.19.

11.6    Expenses. Except as set forth in Section 11.18 with regard to Charges and other amounts incurred by the Holder Representative, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that Buyer shall pay all Transfer Taxes in accordance with Section 8.4(a) and all fees payable to the Antitrust Authority in accordance with Section 8.7(f); provided, further, that, in the event that the transactions contemplated hereby are not consummated, Buyer shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries.

11.7    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.8    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.9    Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

11.10    Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Escrow Agreement, the Founder Commercial Agreements and that certain Confidentiality Agreement dated as of July 12, 2017 between Buyer and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

11.11    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the Company Members shall not restrict the ability of the Board of Managers of the Company to terminate this Agreement in accordance with Section 10.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 11.11 to the extent permitted under the Act.

11.12    Publicity. The Company and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party without the prior consent of the other parties, except as required by applicable Law or by a request from a Governmental Authority or except that each of Buyer, the Company and their Subsidiaries, and each of the Company Members, may make announcements from time to time to their respective employees, customers, suppliers and other business relations, including hotel owners and franchisees, and otherwise as Buyer, the Company or such Company Member, as applicable, may reasonably determine is necessary to comply with applicable Law, a request from a Governmental Authority, or the requirements of any agreement to which Buyer, the Company or any of their Subsidiaries, or such Company Member or any of its Affiliates, as applicable, is a party. Notwithstanding the foregoing, Buyer and the Company shall cooperate to prepare a joint press release to be issued on or promptly (and in any event within two (2) Business Days) after the date of this Agreement and a joint press release to be issued on the Closing Date. The Company and Buyer and Merger Sub agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law, upon a request from a Governmental Authority, or for purposes of compliance with financial reporting obligations; provided, that the parties may disclose such terms to their respective employees, accountants, advisors and other Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 11.12 or such confidentiality obligations by the recipients of its disclosure); provided, further, the Company may disclose such terms to its members and financing sources and Buyer may disclose such terms to the Debt Financing Sources.

11.13    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.14    Jurisdiction; Waiver of Jury Trial.

(a)    ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE BROUGHT IN THE DELAWARE CHANCERY COURT (OR, IF THE

DELAWARE CHANCERY COURT SHALL BE UNAVAILABLE, ANY OTHER COURT OF THE STATE OF DELAWARE OR, IN THE CASE OF CLAIMS TO WHICH THE FEDERAL COURTS HAVE EXCLUSIVE SUBJECT MATTER JURISDICTION, ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE), AND EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, AGREES THAT ALL CLAIMS IN RESPECT OF THE PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT, AND AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. NOTHING HEREIN CONTAINED SHALL BE DEEMED TO AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER PARTY IN ANY OTHER JURISDICTION, IN EACH CASE, TO ENFORCE JUDGMENTS OBTAINED IN ANY ACTION, SUIT OR PROCEEDING BROUGHT PURSUANT TO THIS SECTION 11.14(a).

(b)    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.14(b).

11.15    Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the Termination Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

11.16    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate or agent, attorney, advisor or representative of any such Person or any of its Affiliates shall have any liability (whether in contract, tort, equity or otherwise), obligation or commitment hereunder or for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Buyer or Merger Sub under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.17    Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)    Conflicts of Interest. Each of Buyer and the Company hereby waives and shall not assert, and agrees after the Closing to cause any other applicable Subsidiaries of Buyer (including the Surviving Company) to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of the Founders, one or more other Pre-Closing Holders (including the Holder Representative), or any of their respective officers, employees, directors or managers (any such person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by any legal counsel (“Prior Company Counsel”) currently representing the Company, its Subsidiaries or any Designated Person in connection with the negotiation, preparation, execution and delivery of this Agreement or any other agreements or transactions contemplated hereby (the “Current Representation”). Without limiting the foregoing, Buyer and the Company agree that, following the Closing, Prior Company Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Prior Company Counsel prior to the Closing, and Buyer and the Company (on behalf of itself and its Subsidiaries) hereby agree that, in the event that a dispute arises after the Closing out of or relating to this Agreement or the transactions contemplated by this Agreement between Buyer, the Company or any Subsidiary of the Company, on the one hand, and any Designated Person, on the other hand, Prior Company Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Buyer, the Company or its Subsidiaries and even though Prior Company Counsel may have represented the Company or its Subsidiaries prior to the Closing in a matter substantially related to such dispute.

(b)    Attorney-Client Privilege. Buyer waives and shall not assert, and agrees after the Closing to cause the Surviving Company and its Subsidiaries to waive and to not assert, any attorney-client privilege with respect to any communication between any Prior Company Counsel and the Company, its Subsidiaries or any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyer, the Company and their respective Affiliates, it being the intention of the parties hereto that all rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by the Founders. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Merger Sub or the Surviving Corporation or its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure of confidential communications by any Prior Company Counsel to such third party; provided, however, that the Surviving Corporation may not have access to such confidential communications or waive such privilege without the prior written consent of a majority of the Founders. Furthermore, Buyer acknowledges and agrees that any advice given to or communication with any of the Designated Persons (other than the Company and its Subsidiaries) shall not be subject to any joint privilege (whether or not the Company or one more of its Subsidiaries also received such advice or communication) and shall be owned solely by such Designated Persons (other than the Company and its Subsidiaries). All books and records of the Company containing any such privileged communications shall be excluded from the purchase, and shall be distributed to the Founders (on behalf of the applicable Designated Persons) immediately prior to the Closing with no copies retained by the Company or any of its Subsidiaries. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Company) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 11.17 shall be irrevocable, and no term of this Section 11.17 may be amended, waived or modified, without the prior written consent of the Founders and Prior Company Counsel affected thereby.

11.18    Holder Representative.

(a)    Except with respect to any applicable Founder Commercial Agreement, the Pre-Closing Holders, by approving this Agreement (whether by vote, by execution of a Letter of Transmittal or by receipt of any Closing Date Company Unit Consideration), agree that the Holder Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney-in-fact for all Pre-Closing Holders for all purposes under this Agreement, and shall have the full power and authority on the Pre-Closing Holders’ behalf: (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate and settle disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (iii) to receive and disburse to the Pre-Closing Holders and the Company (on behalf of the Pre-Closing Holders) any funds received on behalf of the Pre-Closing Holders under this Agreement or otherwise, (iv) to withhold any amounts received on behalf of the Pre-Closing Holders pursuant to this Agreement, including the Holder Representative Holdback Amount, or otherwise to satisfy any and all obligations or liabilities incurred by the Pre-Closing Holders or the Holder Representative in the performance of their duties hereunder, (v) to direct the distribution of funds (including the Escrow Amount, the Holder Representative Holdback Amount and by preparing the Updated

Distribution Waterfall) and make or direct payments of funds from the Holder Representative Holdback Amount and to give receipts for funds, (vi) to execute and deliver any amendment or waiver to this Agreement, the Escrow Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of the Pre-Closing Holders) and (vii) to take all other actions to be taken by or on behalf of the Pre-Closing Holders in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. The Pre-Closing Holders, by approving this Agreement (whether by vote, by execution of a Letter of Transmittal or by receipt of any Closing Date Company Unit Consideration), further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Holder Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Pre-Closing Holder. Except with respect to any applicable Founder Commercial Agreement, all decisions and actions by the Holder Representative shall be binding upon all of the Pre-Closing Holders and no Pre-Closing Holder shall have the right to object to, dissent from, protest or otherwise contest the same. Except with respect to any applicable Founder Commercial Agreement, Buyer shall be entitled to rely on any decision, action, consent or instruction of the Holder Representative as being the decision, action, consent or instruction of the Pre-Closing Holders. The Holder Representative shall not have the authority to increase the liability of any Pre-Closing Holder on a non pro rata basis. If an allocation is not otherwise provided for in this Agreement, the Holder Representative shall distribute funds to the Pre-Closing Holders in accordance with the Company LLC Agreement and the UAR Plans, provided that, to the extent the provisions thereof conflict with this Agreement, this Agreement shall control. Notwithstanding anything to the contrary herein, in no event shall the Holder Representative (A) make any modifications to the ownership percentages of any Pre-Closing Holder with respect to Company Ownership Interests as reflected on the Distribution Waterfall or the Updated Distribution Waterfall without the prior written consent of all Pre-Closing Holders who own Company Ownership Interests, or (B) execute and deliver any amendment or waiver to this Agreement, the Escrow Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith or take any other action, in each case, that would have the effect of causing any distribution of Company Unit Consideration other than in accordance with the applicable Per Interest Payment Amount. The Holder Representative shall have no duties or obligations to the Pre-Closing Holders hereunder, except as expressly set forth in this Agreement, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities shall be read into this Agreement, or shall otherwise exist against the Holder Representative.

(b)    By the approval of this Agreement (whether by vote, by execution of a Letter of Transmittal or by receipt of any Closing Date Company Unit Consideration), each Pre-Closing Holder hereby severally, for itself only and not jointly, agrees to indemnify and hold harmless the Holder Representative and its partners, managers, directors, officers, employees, shareholders, agents and other representatives against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons in connection with any action, suit or proceeding to which the Holder Representative or such other Person is made a party by reason of the fact that it is or was acting as the Holder Representative pursuant to the terms of this Agreement, other than as a result of the Holder Representative’s bad faith or willful misconduct.

(c)    Neither the Holder Representative nor any of its shareholders, managers, directors, officers, employees, agents or other representatives shall incur any liability to any Pre-Closing Holder by virtue of the failure or refusal of such Persons for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder, except for actions or omissions constituting bad faith or willful misconduct. The Holder Representative and its shareholders, managers, directors, officers, employees, agents and other representatives shall have no liability in respect of any Action brought against such Persons by any Pre-Closing Holder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, unless such Persons took or omitted taking any action in bad faith or as a result of willful misconduct.

(d)    The Holder Representative shall have the right, in its sole discretion, to recover from any amounts withheld by the Holder Representative, including without limitation, the Holder Representative Holdback Amount, its reasonable and documented out-of-pocket expenses incurred in the performance of its duties hereunder including, without limitation, those resulting from the employment of financial advisors, attorneys, auditors and other advisors and agents assisting in the assessment of arbitration, litigation and settlement of any disputes arising under this Agreement (the “Charges”). In the event such amounts are insufficient to satisfy the Charges, then each Pre-Closing Holder will be obligated to pay any remaining unpaid amounts to the Holder Representative on a several, and not joint, basis, up to each such Pre-Closing Holder’s pro rata share of proceeds received hereunder, as determined by the Holder Representative in its discretion.

(e)    In furtherance of, and without limiting any rights of the Holder Representative set forth in, Sections 11.18(a)(iv), 11.18(a)(v) and 11.18(d), the Holder Representative shall have the right, and the Pre-Closing Holders hereby authorize the Holder Representative, to withhold from the Initial Merger Consideration and the Merger Consideration the Holder Representative Holdback Amount (in connection with the allocation and distribution of the Initial Merger Consideration and the Merger Consideration in accordance with Article III) to satisfy potential expenses incurred by the Holder Representative in connection with performing its obligations under this Agreement. The Holder Representative Holdback Amount shall be retained by the Holder Representative until such time as the Holder Representative shall determine, and subject to the terms hereof, the balance of the Holder Representative Holdback Amount (the “Holder Representative Holdback Balance”), if any, shall be distributed by the Holder Representative to the Pre-Closing Holders in accordance with their respective entitlements as set forth in the applicable Updated Distribution Waterfall. The Pre-Closing Holders will not receive any interest or earnings on the Holder Representative Holdback Amount and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable to the Pre-Closing Holders for any loss of principal of the Holder Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. The Holder Representative Holdback Amount shall be held in an FDIC-insured account or accounts at a nationally recognized financial institution.

(f)    Following the Closing Date, a majority-in-interest of the Pre-Closing Holders may, by written consent, appoint a new representative as the Holder Representative for any reason or for no reason. Notice, together with a copy of the written consent appointing such new representative and bearing the signatures of the Pre-Closing Holders that held at least sixty percent (60%) of the Company Ownership Interests immediately prior to the Effective Time, must be delivered to Buyer not less than ten (10) days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer.

(g)    In the event that the Holder Representative becomes unable or unwilling to continue in its capacity as the Holder Representative, or if the Holder Representative resigns as the Holder Representative, the Pre-Closing Holders that held at least sixty percent (60%) of the Company Ownership Interests immediately prior to the Effective Time may by written consent appoint a new representative as the Holder Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of the Pre-Closing Holders that held at least sixty percent (60%) of the Company Ownership Interests immediately prior to the Effective Time must be delivered to Buyer. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer.

(h)    Buyer and its Subsidiaries and Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) are entitled to deal exclusively with the Holder Representative on all matters relating to this Agreement and the transactions contemplated hereby to the extent the Holder Representative has authority to act on such matter pursuant to authority set forth in this Section 11.18. Any action taken or not taken or communications made by the Holder Representative, for or on behalf of any Pre-Closing Holder, shall be deemed made by such Pre-Closing Holder and no Pre-Closing Holder shall have the right to object or contest the same. Buyer and its Subsidiaries and Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) shall be entitled to disregard any communications made by any Pre-Closing Holder in connection with this Agreement and any other agreement or document contemplated hereby and the transactions contemplated hereby unless the same is made by the Holder Representative (other than with respect to such Pre-Closing Holder’s Letter of Transmittal). Notwithstanding anything to the contrary set forth herein, from and after the Closing, none of Buyer, the Company or any of its or their Subsidiaries or any of their respective Affiliates, shall be liable to any Person, including any Pre-Closing Holder, for any action taken or not taken by the Holder Representative or for any act or omission in reliance upon the actions or communications of the Holder Representative, including any failure of the Holder Representative (so long as such failure is not the result of any act or failure to act of Buyer or Merger Sub) to distribute (or cause to be distributed), or subdivide (or cause to be subdivided) in the correct amounts (including by preparing the Distribution Waterfall or the Updated Distribution Waterfall), any payments made by Buyer or its Subsidiaries (including, after the Closing, the Surviving Corporation and its Subsidiaries) for distribution to any Pre-Closing Holder or any other Person; it being understood that once Buyer or its Subsidiaries (including, after the Closing, the Surviving Corporation and its Subsidiaries) has made a payment to be made pursuant to this Agreement, in accordance with the terms hereof (including payments in accordance with the Distribution Waterfall or the Updated Distribution Waterfall) to any Pre-Closing Holder or such other Person, such payment shall constitute a complete discharge of the relevant payment obligation of Buyer or such Subsidiary.

(i)    Each of the Pre-Closing Holders shall be bound by the provisions of this Section 11.18 (whether by their vote or, execution of a Letter of Transmittal or receipt of any Closing Date Company Unit Consideration) as if they were a party hereto.

11.19    Debt Financing Sources. Notwithstanding anything herein to the contrary, (i) Sections 11.2, 11.5, 11.11, 11.14(b), 11.16 and 11.19 may not be waived (or amended, modified or supplemented in the same manner) in a manner adverse to the Debt Financing Sources (excluding their Affiliates and Representatives) without the prior written consent of the Debt Financing Sources, (ii) each Debt Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Sections 11.2, 11.5, 11.11, 11.14(b), 11.16 and 11.19 and may enforce such provisions, (iii) the Company (on behalf of itself and its Subsidiaries and its and their respective directors, managers, officers and employees (in each case, in their respective capacities as such and prior to the Closing of the Merger) hereby waives any rights or claims against any Debt Financing Source (in their capacity as such) in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and in furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source (other than in their capacity as agent, lender, swingline lender, issuing bank, underwriter, purchaser or other similar role under the definitive documentation actually entered into in connection with the Debt Financing with respect to which capacity this Section 11.19 shall not apply upon the execution of such definitive documentation) shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, officers, directors, managers and employees (in each case, with respect to such Subsidiaries, officers, directors, managers and employees prior to the Closing of the Merger) in connection with this Agreement or the Debt Financing or the transactions contemplated thereby, (iv) each party hereto agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any Action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York and (v) each party hereto agrees that, except as specifically set forth in in any agreement related to the Debt Financing to which a Debt Financing Source is a party, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in any way relating to the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Notwithstanding the foregoing, nothing set forth in this Section 11.19 limits the obligations of Buyer under this Agreement or the ability of the Company or the Holder Representative to enforce their respective rights under this Agreement against Buyer.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

ARAMARK SERVICES, INC.

By:	/s/ Stephen P. Bramlage, Jr.
Name:	Stephen P. Bramlage, Jr.
Title:	Executive Vice President and Chief Financial Officer

CAPITAL MERGER SUB, LLC

By:	/s/ Stephen P. Bramlage, Jr.
Name:	Stephen P. Bramlage, Jr.
Title:	President

AVENDRA, LLC

By:	/s/ Wolfram Schaefer
Name:	Wolfram Schaefer
Title:	CEO/President

MARRIOTT INTERNATIONAL, INC., solely in its capacity as the Holder Representative

By:	/s/ Richard S. Hoffman
Name:	Richard S. Hoffman
Title:	Vice President

A-1